As filed with the Securities and Exchange Commission on October 28, 2013

Registration Nos. 333-[ ]
811-21742

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[ X]

Pre-Effective Amendment No. __	[ ]

Post-Effective Amendment No.	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [  ]

Amendment No. 11	[X]

FIRST INVESTORS LIFE SEPARATE ACCOUNT E
(Exact Name of Registrant)

FIRST INVESTORS LIFE INSURANCE COMPANY
(Name of Depositor)

40 Wall Street, New York, New York 10005
(Address of Depositor's Principal Executive Offices)

(212) 858-8200
(Depositor's Telephone Number, including Area Code)

Carol E. Springsteen
First Investors Life Insurance Company
40 Wall Street
New York, New York 10005
(Name and Address of Agent for Service)

Copies of all communications to:
K&L Gates LLP
1601 K Street, NW
Washington, DC  20006-1600
Attn: Mark Amorosi, Esq.

Approximate Date of Proposed Public Offering: As soon as practicable after effectiveness of the Registration Statement.

Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title and Amount of Securities Being Registered:  An indefinite amount of units of interest in First  Investors Life Separate Account E under variable life insurance policies.

[VUL PRODUCT] A Flexible Premium Adjustable Variable Life Insurance Policy

Offered By First Investors Life Insurance Company Through First Investors Life Separate Account E.

40 Wall Street, New York, New York 10005 / (800) 832-7783

This prospectus describes an individual Flexible Premium Adjustable Variable Life Insurance Policy (the “Policy”) that is offered by First Investors Life Insurance Company (“First Investors Life”, “We”, “Us” or “Our”) through First Investors Life Separate Account E (“Separate Account E”).  You can allocate Your Unloaned Accumulation Value to the Funds of the First Investors Life Series Funds (“Life Series Funds”) and/or to the Fixed Account (which credits a fixed interest rate We periodically declare).

Please read this prospectus and keep it for future reference. It contains important information, including all material benefits, features, rights and obligations under a Policy, that You should know before buying or taking action under a Policy. This prospectus is valid only when accompanied by the current prospectus for the Life Series Funds.

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed judgment on the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

First Investors Life does not guarantee the performance of the segregated investment options under the Separate Account E that correspond to the Funds of the Life Series Funds (“Funds”). The Policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, or federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency. The Policy involves investment risk, including possible loss of principal amount invested.

The Policy may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. First Investors Life does not authorize any information or representations regarding the offering described in this prospectus other than as contained in this prospectus or any supplement thereto or in any supplemental sales material authorized by First Investors Life.

The date of this prospectus is [_____] [__], 2014.

CONTENTS

SUMMARY OF BENEFITS AND RISKS OF THE POLICY	2
Policy Benefits	2
Policy Risks	3
Risks of the Life Series Funds	4
FEE TABLES	5
DESCRIPTION OF THE POLICY	10
Who We Are and How to Contact Us	10
How the Policy Works	13
Policy Application Process	13
Premiums	14
Allocation of Net Premiums to Investment Options	15
The Death Benefit	18
Accumulation Value	21
Surrenders and Partial Withdrawals	22
Policy Loans	24
Termination	25
Settlement Options	26
Optional Benefits and Insurance Riders	27
Fees, Charges and Expenses	30
Other Provisions	34
FEDERAL TAX INFORMATION	38
OTHER INFORMATION	42
Voting Rights	42
Reports	42
Financial Statements	43
GLOSSARY	44

SUMMARY OF BENEFITS AND RISKS OF THE POLICY

The following is a brief summary of certain features of the Policy. There are both benefits and risks associated with the Policy, and You should consider both the benefits and the risks before You purchase a Policy. More complete and detailed information about these features is provided later in this prospectus.

POLICY BENEFITS

The Policy provides life insurance protection on the named Insured, and pays Death Benefit proceeds when the Insured dies while the Policy is in effect. The Policy offers:

●	flexible premium payments where You decide the timing and amount of the payment;

●	a choice of two Death Benefit Options;

●	access to the Policy’s Surrender Value through loans, full surrenders and partial withdrawals (within limits);

●	the ability to increase or decrease the Policy’s Face Amount of insurance;

●	a guarantee that the Policy will not lapse during the first 10 Policy Years if the specified minimum monthly premiums have been paid;

●	additional benefits through the use of optional riders; and

●	a selection of investment options, consisting of 11 Subaccounts and a Fixed Account with a guaranteed minimum interest rate.

Death Benefit
Under the Policy, We will pay to Your designated Beneficiary the Death Benefit proceeds if the Policy is in effect when the Insured dies. During the first 10 Policy Years, We guarantee that the Policy will not lapse so long as the total amount of premiums paid (less any loans and partial withdrawals) is at least equal to the minimum monthly premium, shown on Your Policy Schedule, multiplied by the number of months the Policy has been in force.  Your Policy will stay in effect as long as the Net Surrender Value of Your Policy is sufficient to pay Your Policy’s monthly deductions.

The Policy offers You a choice of: (a) a level Death Benefit Option equal to the Face Amount of Your Policy, or (b) a Death Benefit Option which varies and is equal to the sum of Your Policy’s Face Amount and Accumulation Value (and, as a result, will increase or decrease depending on the performance of the investment options You select).

Investment Options
The Subaccounts invest in corresponding Funds of the Life Series Funds. Each Fund is a professionally managed mutual fund with its own investment objectives, strategies and risks. The Fixed Account, which is part of Our General Account, bears interest at a fixed guaranteed minimum interest rate, plus any additional interest that in Our sole discretion We may declare. Your Total Accumulation Value and Death Benefit will fluctuate based on a number of factors including the performance of the Subaccounts You select, the proportion of Your Total Accumulation Value which You allocate to the Fixed Account and the interest rate paid on the Fixed Account.

You may change Your allocation of future additional premiums subject to certain limitations. You may also change the allocation of Accumulation Value among the Subaccounts, or among the Subaccounts and the Fixed Account, through Transfers of Unloaned Accumulation Value, Automated Subaccount Reallocations, or Systematic Transfers. Changes to the allocations of Unloaned Accumulation Values are subject to certain conditions and restrictions described elsewhere in this prospectus.

Policy Loans
You may borrow up to 75% of the Policy Surrender Value during the first three Policy Years and up to 90% of the Surrender Value thereafter, if You assign Your Policy to Us as sole security. While a Policy loan is generally not taxable, the loan amount may become taxable under certain circumstances.

Surrenders and Partial Withdrawals
You may also fully surrender the Policy at any time while the Insured is living. The amount payable will be the Total Accumulation Value less the applicable surrender charge and any outstanding Policy loans and loan interest. A surrender is a taxable event. You may request a partial withdrawal of a portion of the Policy’s Total Accumulation Value at any time provided You meet Our requirements. Partial withdrawals may reduce Your Death Benefit and may have adverse tax consequences.

Additional Optional Benefits
Subject to availability in Your state, We offer optional benefits and insurance riders for additional benefits to the Policy. For any optional insurance rider You select, You will pay an additional monthly charge, and certain age, insurance underwriting requirements, limitations and restrictions may apply. The additional monthly charge for any optional rider You choose may impact the amount of the specified minimum monthly premiums associated with Your Policy’s no lapse guarantee.  You may terminate a rider at any time and Your monthly deduction will be adjusted accordingly.

POLICY RISKS

Because of the insurance costs, the Policy is not suitable for You unless You need life insurance. If You have no need for life insurance, You should consider a different type of investment.

Risk of Lapse
The Policy involves a long-term commitment on Your part, and You should have the intention and financial ability to make the necessary premium payments.  In order to pay the fees and charges associated with the Policy, We deduct certain amounts from Your Policy.  Although the Policy provides You with flexibility regarding the timing and amount of the premium payments You make, You may risk a Policy lapse if You forego making sufficient premium payments.

The Policy is not suitable as a short-term savings vehicle.

Investment Risk
The Policy is different from fixed-benefit life insurance because You bear the investment risks and You can lose principal. The Death Benefit and the Total Accumulation Value will increase or decrease as a result of the investment experience of the Subaccounts You select. Each Subaccount has its own investment objectives and investment strategy. The performance of each will vary, and some Subaccounts may be riskier than others. We do not guarantee the investment performance of the Subaccounts. Your allocation choices should be consistent with Your personal investment objective and Your risk tolerance. We bear the investment risk that the Fixed Account will produce a return equal to at least principal plus the minimum guaranteed rate of return. Because You may allocate no more than 50% of Your premiums to the Fixed Account, investing in the Fixed Account does not eliminate investment risks.

Tax Risks
If You take a partial withdrawal from Your Policy, reduce the Face Amount of the Policy, eliminate a rider, or make any other material change to the Policy after it is issued, this may convert the Policy into a modified endowment contract (MEC). This can have adverse tax consequences to You.

Risks of Policy Loans
If You decide to take Policy loans, they may reduce the Death Benefit and Accumulation Value of Your Policy whether or not You repay the loans because loans may undermine the growth potential of Your Policy. In addition, a Policy loan may increase the risk of lapse by decreasing the Accumulation Value available to pay the monthly deduction. While a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC.

RISKS OF THE LIFE SERIES FUNDS

You bear the investment risk of the Funds underlying the Subaccounts You select. The investment objectives, principal investment strategies, and principal risks of the Funds are described in the attached Life Series Funds prospectus. There is no assurance that any of the Funds will achieve its stated investment objective.

FEE TABLES

The following tables describe the fees and expenses that You will pay when buying, owning and surrendering the Policy. The cost of insurance charges and optional rider premiums shown may not be representative of what You will pay because these charges are based on the Insured’s age, sex and underwriting class. Your Policy will be accompanied by an illustration based on Your actual annual premium and guaranteed insurance amount as determined by the Insured’s age, sex, underwriting classification, payment frequency and optional riders selected.

The table below describes the transaction fees and expenses that You will pay under the Policy.

Transaction Fees
Charge	When Charge is Deducted	Amount Deducted
Maximum Sales Charge Imposed on Premiums (Load)	Upon each premium payment	Guaranteed maximum: 8.00% of each Premium Payment Current: 5.00% of each Premium Payment
Surrender Charge(1) (2)	Upon full surrender of or any partial withdrawal from the Policy	Maximum Charge(3) $49.62 per $1,000 of Face Amount surrendered or decreased Minimum Charge(4) $0.97 per $1,000 of Face Amount surrendered or decreased
Partial Withdrawal Processing Fee	Upon any partial withdrawal from the Policy	$25.00
Transfer Fees(5) (Limit of 6 transfers in any 12-month period)	Upon each transfer in excess of four (4) per Policy Year	$10.00

(1) The surrender charge will vary based on the Insured’s age, gender and underwriting class of risk on the Issue Date and at the time of any increase in the Face Amount.

(2) In each Policy Year, a portion of the Accumulation Value is not subject to the surrender charge shown in the Policy Schedule.  This amount is referred to as the Preferred Withdrawal Amount.  The Preferred Withdrawal Amount is equal to 10% of the Unloaned Accumulation Value at the beginning of the Policy Year reduced by any partial withdrawals previously made in the same Policy Year.

(3) This maximum surrender charge is based on an Insured with the following characteristics: male, issue age 58, in the standard, tobacco underwriting class of risk in the first Policy Year. This maximum charge may also apply to Insureds with other characteristics.

(4) This minimum surrender charge is based on an Insured with the following characteristics: female, issue age 0, in the standard, non-tobacco underwriting class of risk in the fifteenth Policy Year. This minimum charge may also apply to Insureds with other characteristics.

(5) The transfer fee applies to transfers of Accumulation Value among the Subaccounts and/or the Fixed Account excluding transfers made under the Systematic Transfer Option or the Automated Subaccount Reallocation Option.

The next table describes the fees and expenses that We may deduct from Your Total Accumulation Value periodically over the life of the Policy. These fees and expenses do not include operating fees and expenses of the Funds.

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Policy Charge	Monthly, on the Issue Date and on each Monthly Deduction Date	Guaranteed maximum: $10 Current: $10
Cost of Insurance(1)	Monthly, on the Issue Date and on each Monthly Deduction Date
Maximum Charge(2)
Guaranteed maximum: $83.333 per $1,000 net amount at risk(3)
Current: $41.250 per $1,000 net amount at risk(3)
Minimum Charge(4)
Guaranteed maximum: $0.015 per $1,000 net amount at risk(3)
Current: $0.015 per $1,000 net amount at risk(3)
Representative Case(5)
Guaranteed maximum: $0.045 per $1,000 net amount at risk(3)
Current: $0.035 per $1,000 net amount at risk(3)

Separate Account Charge	Monthly, on the Issue Date and on each Monthly Deduction Date	Guaranteed maximum: Effective annual rate of 0.50% of Accumulation Value in the Subaccounts Current: Effective annual rate of 0.50% of Accumulation Value in the Subaccounts (6)
Face Amount Charge	Monthly, on the Issue Date and on each Monthly Deduction Date
Maximum Charge(7)
Guaranteed maximum: $0.100 per $1,000 of Face Amount
Current: $0.100 per $1,000 of Face Amount for the first 10 Policy Years, $0.00 thereafter
Minimum Charge(8)
Guaranteed maximum: $0.017 per $1,000 of Face Amount
Current: $0.017 per $1,000 of Face Amount for the first 10 Policy Years, $0.000 thereafter
Representative Case(9)
Guaranteed maximum: $0.017 per $1,000 of Face Amount
Current: $0.017 per $1,000 of Face Amount for the first 10 Policy Years, $0.00 thereafter

Policy Loan Interest	Policy Anniversary	6.00% of the outstanding loan(10)

Periodic Charges Other Than Fund Operating Expenses
Charge	When Charge is Deducted	Amount Deducted
Optional Riders
Waiver of Monthly Deduction Rider(11)	On each Monthly Deduction Date following election of the Rider	Maximum: 20.50% of monthly deduction(12) Minimum: 1.50% of monthly deduction (13) Representative Case: 3.00% of monthly deduction (9)
Spouse Term Rider(11)	On each Monthly Deduction Date following election of the Rider	Maximum: $5.214 per $1,000 of coverage(14) Minimum: $0.055 per $1,000 of coverage (15) Representative Case: $0.185 per $1,000 of coverage (16)
Children’s Term Rider (17)	On each Monthly Deduction Date following election of the Rider	Maximum: $0.464 per $1,000 of coverage Minimum: $0.464 per $1,000 of coverage
Accidental Death Benefit Rider(11)	On each Monthly Deduction Date following election of the Rider	Maximum: $0.132 per $1,000 of coverage(18) Minimum: $0.088 per $1,000 of coverage(19) Representative Case: $0.088 per $1,000 of coverage(9)

(1) Your cost of insurance charges will be determined by the insurance rates applicable to Your Policy based upon the Insured’s age, sex, underwriting class of risk as well as the net amount at risk (NAR). As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative.

(2) This maximum cost of insurance charge reflects the annual cost of insurance rate per $1,000 of NAR for all rating classifications at age 120.

(3) The net amount at risk (NAR) under a Policy is equal to the Policy's Death Benefit on the Monthly Deduction Date divided by the monthly interest factor less the Total Accumulation Value at the beginning of the month prior to the deduction for the Cost of Insurance. The NAR may decrease or increase depending on the investment experience of the Subaccount(s) and/or the Fixed Account selected.

(4) This minimum cost of insurance charge is based on an Insured with the following characteristics: female, age 5, in the standard, non-tobacco underwriting class of risk.

(5) The representative case is based on Our representative Insured with the following characteristics: male, age 35, in the standard, non-tobacco underwriting class of risk. The charge indicated is the rate We deduct monthly for the first year cost of insurance charge.

(6) The monthly separate account charge is reduced to 0.25% after the first 20 Policy Years on the current scale.

(7) This maximum Face Amount charge is based on an Insured with the following characteristics: male, age 65, in the standard, non-tobacco underwriting class of risk.

(8) This minimum Face Amount charge is based on an Insured with the following characteristics: female, age 5, in the standard, non-tobacco underwriting class of risk.

(9) The representative case is based on Our representative Insured with the following characteristics: male, age 35, in the standard, non-tobacco underwriting class of risk.

(10) Because We transfer an amount equal to the amount of the loan from the Separate Account to Our Loan Account, which is a part of Our General Account, while the loan is unpaid, We credit You into Your chosen Subaccount(s) interest at an effective annual rate of 5.00% for the amount maintained in the General Account. As a result, the net interest rate as a cost to You is 1.00%.

(11) The charges associated with this optional rider will be determined based upon the Insured’s age, sex and underwriting class of risk. As a result, the charges disclosed above may not be representative of the charges You will actually pay. You may obtain more information about the charges You will incur by contacting Your representative.

(12) This maximum charge for the Waiver of Monthly Deduction rider is based on an Insured with the following characteristics: female, age 55, in the standard, non-smoker underwriting class of risk.

(13) This minimum charge for the Waiver of Monthly Deduction rider is based on an Insured with the following characteristics: male, age 25, in the standard, non-smoker underwriting class of risk.

(14) This maximum charge for the Spouse Term Rider is based on an Insured with the following characteristics: male, age 64, in the standard, smoker underwriting class of risk.

(15) This minimum charge for the Spouse Term Rider is based on an Insured with the following characteristics: female, age 18, in the standard, non-smoker underwriting class of risk.

(16) The representative case for the Spouse Term Rider is based on Our representative Insured with the following characteristics: male, age 35, in the standard, non-smoker underwriting class of risk.

(17) The monthly charge for the Children's Term Rider covers any and all children You have or may have and does not vary based on insurance characteristics.

(18) This maximum charge for the Accidental Death Benefit rider is based on an Insured with the following characteristics: male, age 60, in the standard, smoker underwriting class of risk.

(19) This minimum charge for the Accidental Death Benefit rider is based on an Insured with the following characteristics: female, age 20, in the standard, non-smoker underwriting class of risk.

The next table below describes the range of fees and expenses for the Funds that You will indirectly pay during the time that You own the Policy. The table shows the minimum and maximum Total Annual Fund Operating Expenses as of December 31, 2013. These expenses may be higher or lower in the future. More detail concerning each Fund’s fees and expenses is contained in the accompanying prospectus for the Funds.

Total Annual Operating Fund Expenses (expenses that are deducted from Fund assets, including management fees and other expenses)
	Minimum	Maximum
Gross Annual Fund Operating Expenses	[-]%	[-]%

DESCRIPTION OF THE POLICY

WHO WE ARE AND HOW TO CONTACT US

First Investors Life Insurance Company (“First Investors Life”, “We” and “Our”), with its home office located at 40 Wall Street, New York, New York 10005, is a stock life insurance company incorporated under the laws of the State of New York in 1962. We issue life insurance policies and annuity contracts.

For information or service concerning a Policy, You can contact Us in writing at Our Administrative Office, located at Raritan Plaza 1, P.O. Box 7836, Edison, NJ 08818-7836. You can call Us at 1-800-832-7783 between the hours of 9:00 a.m. to 6:00 p.m., Eastern Time, or fax Us at 732-510-4209. You can also contact Us through Our website at www.firstinvestors.com.

You should send any payments, Notices, elections, or requests, as well as any other documentation that We require for any purpose in connection with Your Policy to Our Administrative Office. No such payment, Notice, election or request will be treated as having been “received” by Us until We have actually received it, as well as any related forms and items that We require, all in complete and Good Order (i.e., in form and substance acceptable to Us) at Our Administrative Office. We will notify You and provide You with an address if We designate another office for receipt of information, payments and documents.

Separate Account E
We issue the Policies described in this prospectus through Our Separate Account E. We established Separate Account E on September 30, 2004, under the provisions of the New York Insurance Law. Separate Account E is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act").

We segregate the assets of Separate Account E from the assets in Our general account (the “General Account”). The assets of Separate Account E fall into two categories: (1) assets equal to Our reserves and other liabilities under the Policies and (2) additional assets derived from expenses that We charge to Separate Account E. The assets equal to Our reserves and liabilities support the Policy. We cannot use these assets to satisfy any of Our other liabilities. The assets We derive from Our charges do not support the Policy, and We can transfer these assets in cash to Our General Account. Before making a transfer, We will consider any possible adverse impact that the transfer may have on Separate Account E.

All the income, gains and losses (realized or unrealized) allocated to Separate Account E are credited to or charged against Separate Account E without regard to Our other business. We are obligated to pay all amounts promised to Policyowners under the Policies even if these amounts exceed the assets in Separate Account E. Assets allocated to Separate Account E support the benefits under the Policy. The assets are in turn invested by each Subaccount of Separate Account E into a corresponding Fund at net asset value. Therefore, We own the shares of the underlying Funds, not You.

Each Subaccount reinvests any distributions it receives from a Fund by purchasing additional shares of the distributing Fund at net asset value. Accordingly, We do not expect to pay

You any capital distributions from the Policies.

The Fixed Account
The Fixed Account is not part of Separate Account E. It is part of Our General Account. The General Account consists of all assets owned by Us, other than those in Separate Account E or in any other legally segregated separate accounts. The assets of the General Account are subject to the claims of Our general creditors and can be invested as We choose, subject to certain legal requirements. We guarantee that any assets that You choose to allocate to the Fixed Account will earn at least 2.00%, the minimum effective annual interest rate associated with Your Policy.

We may, but are not required to, declare interest in excess of this rate (“excess interest”). In the event that We declare excess interest, We are not required to guarantee that it will remain in effect for any specific period of time. Therefore, We may reduce or eliminate such excess interest at any time without prior notice to You. However any excess interest already credited to Your account is non-forfeitable. You do not share in any gains or losses that We experience in the Fixed Account or Our General Account. We bear the entire risk that the investments in Our General Account may not achieve the minimum guaranteed or declared rates of return.

The Fixed Account is not registered under the Securities Act of 1933. Moreover, neither the Fixed Account nor the General Account is registered as an investment company under the Investment Company Act of 1940. The staff of the SEC has therefore not reviewed the disclosures in this prospectus that relate to the Fixed Account assets.  Disclosures regarding the Fixed Account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the prospectus.

Life Series Funds
Each of the Subaccounts available under the Policy invests in a corresponding Fund of the Life Series Funds. Each Fund is an open-end management investment company registered with the SEC under the 1940 Act. The Life Series Funds consists of 12 (twelve) separate Funds, 11 (eleven) of which are available to Policyowners of Separate Account E. Shares of the Funds are not available to the general public; each of the Funds offers its shares only to separate accounts funding variable annuity contracts or variable life contracts, such as the Policy, issued by First Investors Life or another life insurance company. The Life Series Funds reserves the right to offer shares of its Funds to other eligible investors.

Our affiliate, First Investors Management Company, Inc. (“FIMCO”) is the investment adviser of the Life Series Funds. FIMCO is a New York corporation located at 40 Wall Street, New York, New York 10005. FIMCO and the Life Series Funds have retained  Smith Asset Management Group, L.P., 100 Crescent Court-Suite 1150, Dallas, Texas 75201 to serve as subadviser of the Select Growth Fund, Vontobel Asset Management Inc., 1540 Broadway, New York, NY 10036 to serve as the subadviser of the International Fund and Muzinich & Co., Inc., 450 Park Avenue, New York, NY 10022 to serve as subadviser for the  Fund For Income. See the Life Series Funds prospectus for more information about the investment adviser and subadvisers.

Although some of the Funds have similar names, the same portfolio manager and the same investment objectives as other publicly available mutual funds, they are separate and distinct from these mutual funds. The Funds will have different portfolio holdings and fees so their performances will vary from the other mutual funds.

The following table includes the investment objective for each Fund that is available under the Policy. There is no assurance that any of the Funds will achieve its stated objective. There is a Subaccount with the same name as its corresponding underlying Fund. You bear the entire investment risks of the Funds You select through the corresponding Subaccounts. The degree of investment risk You assume will depend on the Subaccounts (and the underlying Funds in which they invest) You select. You should consider Your allocations carefully. The investment objectives, principal investment strategies, principal risks and management of the Funds are described in the accompanying Life Series Funds prospectus.

Fund	Investment Objective

Cash Management Fund	High rate of current income consistent with the preservation of capital and maintenance of liquidity.
Equity Income Fund	Total return.
Fund For Income	High current income.
Government Fund	A significant level of current income which is consistent with security and liquidity of principal.
Growth & Income Fund	Long-term growth of capital and current income.
International Fund	Long-term capital growth.
Investment Grade Fund	A maximum level of income consistent with investment in investment grade debt securities.
Opportunity Fund	Long-term capital growth.
Select Growth Fund	Long-term growth of capital.
Special Situations Fund	Long-term growth of capital.
Total Return Fund	High, long-term total investment return consistent with moderate investment risk.

HOW THE POLICY WORKS

The Policy provides life insurance protection on the named Insured, and pays Death Benefit proceeds when the Insured dies while the Policy is in effect. The Policy offers: (1) flexible premium payments where You decide the timing and amount of the payment; (2) a choice of two Death Benefit Options; (3) access to the Policy’s Surrender Value through loans, full surrenders and partial withdrawals (within limits); (4) the ability to increase or decrease the Policy’s Face Amount; (5)  a guarantee that the Policy will not lapse during the first 10 Policy Years if the specified minimum monthly premiums have been paid; (6) additional benefits through the use of optional riders; and (7) a selection of investment options, consisting of 11 Subaccounts and a Fixed Account with a guaranteed minimum interest rate.

We will pay the designated Beneficiary the Death Benefit proceeds if the Policy is still in effect when the Insured dies. During the first 10 Policy Years, We guarantee that the Policy will not lapse so long as the total amount of premiums paid (less any loans and partial withdrawals) is at least equal to the minimum monthly premium, shown on Your Policy Schedule, multiplied by the number of months the Policy has been in force.  Your Policy will stay in effect as long as the Net Surrender Value of Your Policy is sufficient to pay Your Policy’s monthly deductions.

The Policy offers You a choice of: (a) a level Death Benefit Option equal to the Face Amount of Your Policy, or (b) a Death Benefit Option which varies and is equal to the sum of Your Policy’s Face Amount and Accumulation Value (and, as a result, will increase or decrease depending on the performance of the investment options You select). The Death Benefit proceeds will be reduced by any outstanding loans and accrued interest and any due and unpaid charges.

POLICY APPLICATION PROCESS

To purchase a Policy, You must submit a completed life insurance Application to Us and provide Us with evidence of insurability that is satisfactory to Us.

Before issuing a Policy, We conduct underwriting to determine the proposed Insured's insurability.

We conduct, at our expense, standard underwriting, which may include, but is not limited to, the testing of blood and urine, a physical examination, communication with the proposed Insured’s physician or other tests We feel are necessary or appropriate. The amount of information We require for standard underwriting depends on the proposed Insured’s age and the amount of insurance for which the proposed Insured has applied.

If Your Application is accepted, We will credit Your Policy with the initial Net Premium on the Issue Date. Until such time, Your initial premium is held in Our General Account.  If a Policy is not issued, We will return Your premium without interest.  We reserve the right to reject any Application for any reason, including but not limited to failure to meet Our underwriting criteria. The Insured will be covered under the Policy as of the Policy’s Issue Date.

PREMIUMS

The initial premium is the premium due on the Issue Date.  The minimum amount of the initial premium is set forth in Your Policy Schedule.  The minimum initial premium is the minimum amount necessary for us to issue a Policy and is determined by Your age, sex, underwriting classification and the Face Amount You select.  Once You have purchased Your Policy, You can make premium payments as often as You like and for any amount You choose, within certain limits discussed below.

You will select a planned premium schedule in Your Application. The planned premium schedule is Our understanding of Your intention regarding premium payments at any particular time.  You may change the amount and/or frequency of Your planned premium by giving us Notice.

Our acceptance of Your planned premium schedule does not in any way imply or guarantee insurance coverage or any other benefit provided by this Policy will continue.

If Your planned premium schedule payment frequency is annual, semi-annual or quarterly, We will send You a premium reminder notice for the amount of the planned premium.

Regardless of the planned premium schedule, additional premiums may be paid at any time and in any amount, within certain limits discussed below.  However, You should note carefully that the amount and frequency of premiums paid will affect values in this Policy and may affect the amount and duration of insurance.

If You have a Policy loan balance, We will apply amounts We receive from You first to repay any Policy loan balance.  We will apply any excess after repayment of any Policy loan balance as a premium.

Premium Limits
The following limits apply to the premiums you may make:

●	We will not accept a premium that would cause the Policy to be considered a modified endowment contract (“MEC”). Please see the discussion of “Federal Tax Information” below for more on MECs.

●	We will not accept a premium payment that is less than the minimum premium amount set forth in Your Policy Schedule.

●	We reserve the right to request that You provide evidence of insurability satisfactory to Us and We may limit or reject any additional premium payments.

ALLOCATION OF NET PREMIUMS TO INVESTMENT OPTIONS

When You purchase a Policy, You select the percentage allocation of Your premium to the Subaccounts of Separate Account E and/or the Fixed Account.

Your allocations are subject to the following constraints:

1. Allocation percentages must be in whole numbers;

2. Allocation percentages must add to 100%; and

3. The allocation percentage for the Fixed Account may not exceed 50%.

On the Policy’s Issue Date, the proportion of the initial Net Premium You designated for the Fixed Account will be allocated to the Fixed Account. The remainder of the initial Net Premium You designated for the Subaccounts will be allocated to the Cash Management Subaccount for the Right to Examine Period.  Upon the expiration of the Right to Examine Period, We will reallocate the Subaccount Accumulation Value in the Cash Management Subaccount to the Subaccounts You designated on Your Application.  Subsequent premiums will be allocated to the Fixed Account and/or the Subaccounts according to Your allocation percentages on file, unless You request a change in Your allocation percentages. A change in the allocation percentages for future premiums will affect reallocations occurring under the Automated Subaccount Reallocation Option. See “Automated Subaccount Reallocation Option” for additional information.

The Net Premium is credited to Your Policy on the Policy's Issue Date and on the day We receive each additional premium from You.  Your Net Premiums buy units of the Subaccounts and not shares of the Funds in which the Subaccounts invest.

Reallocating Your Policy Assets
Subject to the restrictions discussed below, You may change the allocation of Your Unloaned Accumulation Value (the value of the Subaccount Accumulation Value plus the Fixed Account Accumulation Value) among the Subaccounts, or among the Subaccounts and the Fixed Account, through a Transfer of Unloaned Accumulation Value by written Notice, by telephone, or through participation in Our Systematic Transfer Option or Our Automated Subaccount Reallocation Option.  Only the Automated Subaccount Reallocation Option or the Systematic Transfer Option, but not both, may be in effect at the same time.

Transfer of Unloaned Accumulation Value
You may transfer all or a portion of the Unloaned Accumulation Value between any two or more of the Subaccounts, or between one or more Subaccounts and the Fixed Account by providing Us with written Notice of Your request or by calling 1(800)832-7783.  There is a limit of six transfers between two or more Subaccounts in any 12-month period.  Only one transfer of the Unloaned Accumulation Value either to or from the Fixed Account is allowed in any 12-month period. The minimum transfer amount is $100. Each transfer from the Fixed Account is limited to the greater of $1,000 or 25% of the Fixed Account Accumulation Value.

Each transfer to the Fixed Account may not be more than the amount that would cause the ratio of the Fixed Account Accumulation Value to the Total Accumulation Value to exceed 50%.

We charge a $10 fee for transfers in excess of four per Policy Year including those involving the Fixed Account. A transfer of Accumulation Value made while the Automated Subaccount Reallocation Option is in effect automatically terminates the Automated Subaccount Reallocation Option. Requests for transfers are processed as of the Business Day We receive them, as described in “Processing Transactions”. We may defer transfers under the conditions described under “Payment and Deferment”.

Telephone Transfer Option
You may make transfers of Unloaned Accumulation Value as described above via telephone by calling 1(800)832-7723.  You will be required to provide certain information for identification purposes when requesting a transaction by telephone and We may record Your telephone call.  We may require written confirmation of Your request.

We will not be liable for losses resulting from telephone requests that We believe are genuine.  We reserve the right to revoke or limit Your telephone transaction privileges.  Telephone privileges may be denied to market timers and frequent or disruptive traders.

We cannot guarantee that telephone transactions will always be available.  For example, there may be interruptions in service beyond Our control such as weather-related emergencies.

Systematic Transfer Option
You may request that a specified dollar amount of Unloaned Accumulation Value be transferred from any one or more Subaccounts (the “originating Account(s)”) to any one or more other Subaccounts (the “receiving Account(s)”) at monthly or quarterly intervals, as selected. The first such systematic transfer occurs on the first Business Day of the Policy Month or Policy Quarter that next follows the date We receive Your request. Transfers under this option may not be designated either to or from the Fixed Account. The minimum amount that may be transferred either from or to any one Account is $100.  All transferred amounts must be specified in whole dollars.

The Systematic Transfer Option will terminate as to an originating Account if and when that Account is depleted. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies, see “Transfer of Unloaned Accumulation Value” above. However, We reserve the right to impose a charge in the future for this option. The Systematic Transfer Option terminates if and when the Unloaned Accumulation Value remaining in the originating Subaccount is depleted. We may terminate this option or modify Our rules governing this option at Our discretion by giving You 31 days written notice.

Automated Subaccount Reallocation Option
If You request, We will automatically reallocate the Subaccount Accumulation Value every Policy Quarter according to the most recent premium allocation instructions on file with Us. The first such reallocation will occur on the first Business Day of the Policy Quarter that next follows the date on which We receive Your request.

Upon reallocation, the amount of Accumulation Value allocated to each Subaccount is equal to (a) multiplied by (b), where:

(a) is equal to:

1. The allocation percentage You have specified for that Subaccount; divided by

2. The sum of the allocation percentages for all such Subaccounts; and,

(b) is equal to the sum of the Accumulation Values in all of the Subaccounts at the time of the reallocation.

Any requested changes in Your premium allocation instructions are reflected in the next quarterly reallocation following the change. The reallocation will only affect the allocation of Unloaned Accumulation Values among the Subaccounts. It will not affect the Fixed Account Accumulation Value. Reallocation transfers of Subaccount Accumulation Value made under this option are not subject to the minimum transfer amount described under “Transfer of Unloaned Accumulation Value”. Currently, transfers made under this option are not subject to any fee and are not included in the yearly transfer count for purposes of determining whether a transfer fee applies.  However, We reserve the right to impose a charge for this option in the future.

A transfer of Unloaned Accumulation Value made while this Automated Subaccount Reallocation Option is in effect automatically terminates the option. You may subsequently re-elect this option by providing Us with Notice. We may terminate or modify Our rules governing this option by giving You 31 days written notice.

Our Policies on Frequent Reallocations Among Subaccounts
The Policy is designed for long-term insurance/investment purposes. It is not intended to provide a vehicle for frequent trading or market timing. We therefore limit reallocations to six in any 12-month period (not counting systematic and automated reallocations). We apply this limitation uniformly to all Policies.

We monitor Subaccount reallocations in an effort to prevent Policyowners from exceeding the annual limit on reallocations. We cannot guarantee that Our monitoring efforts will be effective in identifying or preventing all market timing or frequent trading activity in the Subaccounts.

We will only accept a transaction request that is in writing or by telephone, and that complies with Our requirements for such requests. We will not accept transaction requests by any other means, including, but not limited to, facsimile or e-mail requests. As described in the Life Series Funds prospectus, the Board of Trustees of the Funds has adopted policies and procedures to detect and prevent frequent trading in the shares of the Life Series Funds (other than the Cash Management Fund) and reject, without any prior notice, any purchase or exchange transaction if the Funds believe that the transaction is part of a market timing strategy. In order to protect Policyowners and to comply with the underlying Funds’ policies, it is Our policy to reject any reallocation request, without any prior notice, that appears to be part of a market timing strategy based upon the holding period of the investment, the amount of the investment being exchanged, and the Subaccounts involved.

The Risks to Policyowners of Frequent Reallocations
To the extent that Our policies are not successful in detecting and preventing frequent trading in the Subaccounts, frequent trading may: (a) interfere with the efficient management of the underlying Funds by, among other things, causing the underlying Funds to hold extra cash or to sell securities to meet redemptions; (b) increase portfolio turnover, brokerage expenses, and administrative costs; and (c) harm the performance of the Funds, particularly for long-term shareholders who do not engage in frequent trading. These risks may in turn adversely affect Policyowners who invest in the Funds through Our Subaccounts.

In the case of the Subaccounts that invest indirectly in high yield bonds and small cap stocks, the risk of frequent trading includes the risk that investors may attempt to take advantage of the fact that these securities may trade infrequently and therefore their prices may be slow to react to information. This could cause dilution in the value of the shares held by other shareholders.

In the case of the Subaccounts that invest indirectly in foreign securities, the risks of frequent trading include the risk of time zone arbitrage. Time zone arbitrage occurs when shareholders attempt to take advantage of the fact that the valuation of foreign securities held by a Fund may not reflect information or events that have occurred after the close of the foreign markets on which such securities principally trade but before the close of the NYSE. This could cause dilution in the value of the shares held by other shareholders.

THE DEATH BENEFIT

The Death Benefit is the amount We pay to the named Beneficiary upon the death of the Insured prior to the Maturity Date while this Policy is in force.  The Death Benefit is the greater of the Basic Death Benefit or the Minimum Death Benefit, as described below.  You may select between two options of the Basic Death Benefit.

The amount of the Death Benefit will depend upon the Face Amount of insurance coverage You select, the Death Benefit option You elect, the performance of the Subaccounts to which You allocate Your assets, the interest You earn on allocations, if any, to the Fixed Account, any optional riders You elect, and the amount of any Policy loans outstanding upon the death of the Insured.

Face Amount
You select the Face Amount of insurance coverage when You purchase the Policy. Our current minimum Face Amount for a Policy is $100,000.  The Face Amount of Your Policy affects the Death Benefit to be paid and the fees and charges You will pay under the Policy.  You may request to increase or decrease the Face Amount, but You may not decrease the Face Amount below the minimum Face Amount.

Increasing the Face Amount - You may request an increase in the Face Amount by giving us Notice.  We will require evidence of insurability acceptable to Us, based on Our current published underwriting standards.  The attained age of the Insured at the time of request must be less than the maximum issue age for this Policy.  The minimum Face Amount increase is $50,000.  The cost of insurance for each increase in the Face Amount will be based on the Insured’s attained age and underwriting risk class at the time the increase takes effect.  An increase in Face Amount will result in a new table of surrender charges applicable to that increase (see “Surrender Charges”).

Before requesting an increase in the Face Amount, You should consider that any increase in the Face Amount will result in additional cost of insurance charges, additional surrender charges, and a new period for incontestability or certain suicide provisions applicable to the increase.

Decreasing the Face Amount - You may request a decrease in the Face Amount by giving us Notice.  You may not decrease the Face Amount below the minimum Face Amount of $100,000.  Any decrease will go into effect on the Monthly Deduction Date that falls on or next follows receipt by Us of Your request.  The decrease will first reduce prior increases in Face Amount in the reverse chronological order in which the increases occurred.  After all prior increases in the Face Amount have been reduced, any additional decreases in the Face Amount will reduce the initial Face Amount provided under the original Application.

A decrease in Face Amount will be subject to surrender charges according to the table of surrender charges applicable to that portion of the Face Amount (see “Surrender Charges”).

Before requesting a decrease in the Face Amount, You should consider that any decrease in the Face Amount may result in a surrender charge and a reduced Death Benefit.

Death Benefit
The Death Benefit is the greater of the Basic Death Benefit or the Minimum Death Benefit.  You may select between two options of the Basic Death Benefit.

Basic Death Benefit, Option A - the Face Amount of Your Policy on the date of the Insured’s death.

Basic Death Benefit, Option B - the Face Amount of Your Policy on the date of the Insured’s death plus the Total Accumulation Value on the date of the Insured’s death.

Minimum Death Benefit - The Minimum Death Benefit at any time is equal to the Total Accumulation Value divided by the net single premium per dollar of insurance.  The net single premium per dollar of insurance is the amount that would be required to purchase one dollar of paid up whole life insurance, based on the Insured’s sex, attained age, and underwriting classification, based on the 2001 CSO Table for Policies for the Insured’s sex and smoking status, and assuming a 4% rate of interest.

A Policy with a lower net single premium per dollar of insurance will have a higher Minimum Death Benefit than an otherwise comparable Policy that has a higher net single premium per dollar of insurance. The amount of the net single premium will generally be lower for a younger Insured than for an older Insured, lower for a female Insured than for a comparable male Insured, and lower for an Insured who does not use tobacco than for an Insured who does. If the Insured presents other special risks, net single premiums will reflect upward adjustments from the mortality table that otherwise would be applicable.

The net single premium per dollar of insurance increases over the period of time that a Policy is in force, as the Insured’s age increases. This means that each year that Your Policy is in force, the Minimum Death Benefit will be smaller in relation to the Policy’s Total

Accumulation Value than it was the year before.

Effect of Partial Withdrawals on the Death Benefit
The Death Benefit will be reduced by the amount of any partial withdrawal from the Policy.  Thus, under Basic Death Benefit, Option A, the Face Amount will be correspondingly reduced to the excess, if any, of the Face Amount over the result of (a) – (b) where:

(a)	Is the Death Benefit immediately prior to the partial withdrawal; and

(b)	Is the amount of the partial withdrawal and any charge for the partial withdrawal.

Changing the Death Benefit Option
You may request a change in the Death Benefit Option by giving us Notice.  The change will go into effect on the Monthly Deduction Date on or next following the date We receive the request for change.  We may require evidence of insurability prior to approving any change in Death Benefit Option that results in an increase in the net amount at risk at the time of such option change.

The following Death Benefit Option changes will not require evidence of insurability subject to the conditions outlined.

If You request a change from Basic Death Benefit, Option B to Basic Death Benefit, Option A, the Face Amount under Death Benefit Option A will be increased to equal the Death Benefit available under Basic Death Benefit, Option B on the effective date of change.

If You request a change from Basic Death Benefit, Option A to Basic Death Benefit, Option B, and the Face Amount exceeds the Death Benefit less the Total Accumulation Value, the Face Amount will be decreased so that it equals the Death Benefit less the Accumulation Value on the effective date of the change.  Such a change will not be allowed if the resulting Face Amount is less than Our minimum Face Amount limit shown in the Policy Schedule.

No more than one Death Benefit Option change will be permitted in a 12 month period.

Death Benefit Proceeds
The Death Benefit proceeds under this Policy will be the sum of:

1.	The Death Benefit; plus

2.	Any insurance on the life of the Insured provided by optional benefit riders; less

3.	The amount needed to keep this Policy in force to the end of the Policy Month of death, if the Insured died during the Policy Grace Period; less

4.	Any Policy loan balance.

Generally, We pay the Death Benefit within seven days after We receive due proof of death and/or any other documentation We require at Our Administrative Office.  We credit interest on the Death Benefit proceeds from the date of death until We pay the death benefit.  The Death Benefit proceeds will be paid in one lump sum, unless the Policy’s death benefit proceeds exceed $1,000 and You elect a settlement option described below (see “Settlement Options”).  Prior to the Insured’s death, You can elect the settlement option or change a previously elected settlement option. At the time of the Insured’s death, if You did not make an election, the Beneficiary may apply the Death

Benefit proceeds to one of the settlement options. We must receive an election of or a change to a settlement option in writing at Our Administrative Office in a form acceptable to Us.

ACCUMULATION VALUE

Determining Your Total Accumulation Value
The Total Accumulation Value of this Policy at any time is equal to the Subaccount Accumulation Value plus the Fixed Account Accumulation Value plus the Loan Account Accumulation Value. This amount is allocated based on the instructions You give Us. A number of factors affect Your Policy’s Total Accumulation Value, including, but not limited to:

●	the amount and frequency of Your premium payments;

●	the investment experience of the Subaccounts You choose;

●	the interest credited on the amount You allocate to the Fixed Account, if any;

●	the Policy loan balance;

●	the amount of any partial withdrawals You make (including any charges You incur as a result of such withdrawals); and

●	the amount of charges We deduct.

The Subaccount Accumulation Value plus the Fixed Account Accumulation Value is referred to as the Unloaned Accumulation Value.

Determining Your Subaccount Accumulation Value
The Accumulation Value in each Subaccount at any time is equal to the number of units this Policy has in that Subaccount, multiplied by that Subaccount’s unit value.  The Subaccount Accumulation Value is equal to the sum of the Accumulation Value You have in each Subaccount.

We determine the unit value for each Subaccount at the close of business of the New York Stock Exchange (“NYSE”), on each day the NYSE is open for regular trading (“Business Day”). The NYSE is closed on most national holidays and Good Friday. We value shares of each Fund at the net asset value per share as determined by the Fund and reported to us by the Fund’s investment adviser. Each Fund determines the net asset value of its shares as described in the Life Series Funds prospectus.

The unit value of a Subaccount on any Valuation Day is equal to the unit value on the previous Valuation Day, multiplied by the net investment factor for that Valuation Day.

The net investment factor for a Subaccount on any Business Day is equal to (a) divided by (b) where:

(a)
is the net asset value per share of the designated Fund  at the end of the Business Day, plus the per share amount of any dividend or capital gain distribution declared by the Fund since the previous Business Day, less the per share amount of any taxes charged by us; and

(b)	is the net asset value per share of the designated Fund on the previous Business Day.

Determining Your Fixed Account Accumulation Value
On the Issue Date, the Fixed Account Accumulation Value is equal to the portion of the initial Net Premium less the portion of the monthly deduction for the first Policy Month that is allocated to the Fixed Account.

The Fixed Account Accumulation Value on succeeding Monthly Deduction Dates is equal to:

1.	the Fixed Account Accumulation Value on the previous Monthly Deduction Date;

plus the sum of the following transactions that have occurred since the last Monthly Deduction Date:

2.	any additional Net Premiums allocated to the Fixed Account;

3.	any transfers into the Fixed Account, including transfers due to the repayment of a loan; and

4.	interest accrued on the Fixed Account Accumulation Value, at the daily equivalent of the Fixed Account interest rate;

less the sum of the following transactions that have occurred since the last Monthly Deduction Date:

5.	the portion of the monthly deduction for the current Policy Month allocated to the Fixed Account;

6.	any transfers out of the Fixed Account, including transfers due to the making of a loan; and

7.	any partial withdrawals allocated to the Fixed Account.

SURRENDERS AND PARTIAL WITHDRAWALS

Policy Surrenders
You may fully surrender the Policy at any time while the Insured is living for its Total Accumulation Value less the applicable surrender charge and any outstanding Policy loans and loan interest (“Net Surrender Value”).  A full surrender will be effective on the date that We receive both the Policy and a written request in a form acceptable to Us.  The amount payable will be the Net Surrender Value that We next compute after We receive the surrender request at Our Administrative Office. You should note that because the Total Accumulation Value of the Policy fluctuates with the performance of the Subaccounts and the interest credited to the Fixed Account, and because a surrender charge may apply, the Net Surrender Value may be more or less than the total premium payments You have made less any applicable fees and charges.  Upon a full surrender, Your Policy will terminate.

Partial Withdrawals
You may request a partial withdrawal of a portion of the Unloaned Accumulation Value under Your Policy at any time after the first Policy Anniversary while the Insured is living. The partial withdrawal will be effective on the date We receive Your Notice.

The Amount and Frequency Permitted for Partial Withdrawals
The minimum amount that You must request for a partial withdrawal is set forth in Your Policy Schedule.  The maximum partial withdrawal amount is 90% of Your Unloaned Accumulation Value, however in no case can You withdraw an amount which would:

(a)	reduce the Face Amount to less than the minimum Face Amount for the Policy ($100,000);

(b)	reduce the Surrender Value to less than six times the most recent monthly deduction; or

(c)	reduce the Loan Value to less than the Policy loan balance.

The amount of the partial withdrawal and any charge for the partial withdrawal will be deducted from the Total Accumulation Value. Unless You instruct Us otherwise, We will withdraw these amounts from the Subaccounts and/or Fixed Account in the same proportion as the Accumulation Value in each Subaccount and/or the Fixed Account bears to the sum of the Accumulation Values in these Accounts.

The maximum number of partial withdrawals allowed in a Policy Year is 12.

The Effect of Partial Withdrawals
The Death Benefit will be reduced by the amount of the partial withdrawal.  Thus, under Death Benefit Option A, the Face Amount will be correspondingly reduced to the excess, if any, of the Face Amount over the result of (a) – (b) where:

(a)	is the Death Benefit immediately prior to the partial withdrawal; and

(b)	is the amount of the partial withdrawal and any charge for the partial withdrawal.

The Face Amount reduction, if any, resulting from a partial withdrawal will be subject to a surrender charge as described under “Decreases in Face Amount” with the exception of the Preferred Withdrawal Amount. However, there is no surrender charge associated with a partial withdrawal under Basic Death Benefit, Option B.

For example, under Basic Death Benefit, Option A, a policyholder with an Unloaned Accumulation Value of $50,000 and Face Amount equal to the Death Benefit of $150,000 may choose to take a partial withdrawal of $5,000.  Including the $25 partial withdrawal fee, the Death Benefit would be reduced by $5,025.  After taking the withdrawal, the Policy would have an Unloaned Accumulation Value of $44,975, a Face Amount of $144,975, and a Death Benefit of $144,975.

We will deduct any applicable surrender charge from the Unloaned Accumulation Value that remains after deducting Your partial withdrawal, so that You receive the full amount of the Partial Withdrawal requested.  The surrender charge will be apportioned and the Face Amount of the Policy will be reduced on the same basis and in the same order as described above under “Surrender Charge.”

We charge a $25.00 partial withdrawal processing fee to process each partial withdrawal.  We will deduct this charge from the Accumulation Value remaining after the partial withdrawal.  To the extent there is a balance remaining, the charge will be deducted from each Subaccount and/or the Fixed Account in the proportion that such account bears to the Total Accumulation Value prior to the partial withdrawal.  Any portion of this charge that cannot be assessed due to insufficient value in any account will be allocated proportionally to the balances in the remaining accounts.  We may defer payment of partial withdrawal proceeds under the conditions described in “Payment and Deferment”.

A request for a partial withdrawal in an amount that would result in a failure to continue to qualify the Policy for the Monthly No Lapse Premium Guarantee will not be processed without Your consent to terminate the Monthly No Lapse Premium Guarantee as of the date the partial withdrawal is made.

Preferred Withdrawal Amount
In each Policy Year, a portion of the Unloaned Accumulation Value is not subject to the surrender charge.  This amount is referred to as the Preferred Withdrawal Amount.  The Preferred Withdrawal Amount is equal to 10% of the Unloaned Accumulation Value at the beginning of the Policy Year reduced by any partial withdrawals previously made in the same Policy Year.

POLICY LOANS

If You meet the terms of the Policy and Our procedures, You may borrow up to 75% of the Surrender Value of the Policy during the first three Policy Years and 90% of the Surrender Value of the Policy after the first three Policy Years (We refer to these amounts as the “Loan Value”), if You assign Your Policy to Us as sole security.  The amount available to You as a loan at any time is the Loan Value less any existing Policy loan balance, any loan interest to the next Policy Anniversary, and the monthly deductions to the next Policy Anniversary.

We charge daily interest on the outstanding loan amount at an effective annual rate of 6.00% compounded on each Policy Anniversary. In general, if We approve the loan, We send the loan amount within seven days of receipt of the request. We will not permit a loan unless it is at least $500. You may repay all or a portion of any loan and accrued interest at any time.  The minimum loan repayment amount is $100 or the Policy loan balance, if less.

When You take a loan, We transfer a portion of the Accumulation Value equal to the loan amount from the Subaccount(s) and/or the Fixed Account that You have selected to Our General Account. We charge the loan amount to each Subaccount and/or the Fixed Account, if applicable, in the proportion which the value of each Subaccount and/or the Fixed Account bears to the Unloaned Accumulation Value of the Policy as of the date of the loan. A Policy loan reduces the Death Benefit and the Surrender Value by the amount of the loan. A Policy loan may also permanently affect the Unloaned Accumulation Value, whether or not You repay the loan in whole or in part. This occurs because We credit the amount in the loan account at the assumed interest rate of 5.00%.  Thus, even if it is repaid, a Policy loan may have a negative impact on the Unloaned Accumulation Value if the actual net investment returns of the Subaccounts You have selected exceed the assumed interest rate of 5.00%. The longer the loan is outstanding, the greater the impact is likely to be.

If You do not pay the loan and interest when it is due on each Policy anniversary, We will increase Your loan by the amount of any unpaid interest, and We will transfer an equivalent amount of Accumulation Value from the Subaccount(s) and/or the Fixed Account to the General Account. We will credit loan repayments to each Subaccount and/or the Fixed Account in proportion to Your allocation to each Subaccount.

We subtract the amount of any outstanding loan plus interest from the Death Benefit or Surrender Value payable to You or Your Beneficiary.

While a Policy loan is generally not taxable, it may be taxable if the loan is outstanding when the Policy is surrendered, exchanged, lapsed or converted to continued insurance, or the Policy has been converted into a MEC. A Policy loan may also cause a Policy to terminate if the Cash Value of the Policy falls below the total amount borrowed due to fluctuation in the values of the Subaccounts selected or other factors. In such case, the entire amount of the loan is immediately taxable to the extent it exceeds Your cost basis in the Policy. You should, therefore, consult with a qualified tax adviser before taking Policy loans.

TERMINATION

The Policy will terminate upon the sooner of:

●	the date the Policy is fully surrendered (see “Surrenders”);

●	the date the Policy lapses because of insufficient funds to pay Our fees and charges;

●	the date of the Insured’s death (see “Death Benefit”); or

●	the Maturity Date.

Maturity Date
The Policy will terminate if the Insured is still living and attains the age of 120.  Upon reaching the Maturity Date, We will terminate the Policy and pay to You the Accumulation Value, less any Policy loan balance.

Lapse
The Policy will terminate without value if on any Monthly Deduction Date the Net Surrender Value is insufficient to pay the monthly deduction due, except to the extent that a no lapse period or grace period applies as discussed below.

Monthly No Lapse Premium Guarantee
The Monthly No Lapse Premium Guarantee ensures that the Policy will remain in force during the first 10 years even if on a Monthly Deduction Date, the Unloaned Accumulation Value is less than the monthly deduction.   In order for the Monthly No Lapse Premium Guarantee to remain in effect, the sum of Your premiums paid minus any Policy loan balance and any partial withdrawals and charges for them must at all times at least equal the sum of the Monthly No Lapse Premiums applicable since the Issue Date.  The amount of the Monthly No Lapse Premiums is provided in Your Policy Schedule and is determined by the Insured’s sex, age on the Issue Date, underwriting classification and the Face Amount of the Policy.  We will adjust the amount of the Monthly No Lapse Premium as necessary to reflect Policy changes and will provide a revised Policy Schedule.

When the Policy is in force under the Monthly No Lapse Premium Guarantee and the Unloaned Accumulation Value is zero, monthly deductions will accumulate as due and unpaid.  When the Unloaned Accumulation Value next becomes positive, the monthly deductions accumulated as due and unpaid will be deducted.

You are not required to pay the Monthly No Lapse Premiums on a monthly-basis, but the aggregate amount of the premiums You have paid must be equal to the sum of the Monthly No Lapse Premiums applicable since the Issue Date.  If on any Monthly Deduction Date, the sum of Your premiums paid minus any Policy loan balance and any partial withdrawals and charges for them does not equal or exceed the accumulated Monthly No Lapse Premiums, this provision will terminate after the expiration of the No Lapse Guarantee Grace Period described below.

No Lapse Guarantee Grace Period
If on a Monthly Deduction Date occurring more than 61 days prior to the end of the 10-year no lapse period, the sum of Your premiums paid minus any Policy loan balance, loan interest due and any partial withdrawals and charges for them does not equal or exceed the the sum of the Monthly No Lapse Premiums applicable since the Issue Date, a No Lapse Guarantee Grace Period will be allowed for the payment of an additional premium to keep the Monthly No Lapse Premium Guarantee in effect.  The additional premium that must be paid is the amount that is needed for the sum of Your premiums paid minus any Policy loan balance, loan balance due and any partial withdrawals and charges for to equal or exceed the sum of the Monthly No Lapse Premiums applicable since the Issue Date at the end of the No Lapse Guarantee Grace Period.  If the amount of premium required is not paid by the end of the No Lapse Guarantee Grace Period, the Monthly No Lapse Premium Guarantee will terminate and may not be reinstated at a later time.

Policy Grace Period
If the Monthly No Lapse Premium Guarantee is not in effect, then this Policy will enter the Policy Grace Period if on a Monthly Deduction Date, the Net Surrender Value is insufficient to cover the monthly deduction due.

A Policy Grace Period of 61 days will be allowed for the payment of premium needed to keep this Policy in force.  The minimum premium required to keep this Policy in force is three times the monthly deduction due on the date of insufficiency.

This Policy will stay in force during the Policy Grace Period.  At least 30 days before the end of the Policy Grace Period, We will send You a notice of the required premium due.  If the amount specified in the notice is not paid within the Policy Grace Period, this Policy will terminate without value at the end of the Policy Grace Period.

If the Insured dies during the Policy Grace Period, the amount needed to keep this Policy in force to the end of the Policy Month of death will be deducted from the Death Benefit proceeds.

Reinstatement
If the Policy lapses, You may apply for reinstatement within three years of lapse.  A Policy surrendered for cash may not be reinstated.

To reinstate this Policy, We will require You to:

(1) Present evidence acceptable to us that the Insured is insurable at the same underwriting class as this Policy was originally issued;

(2) Pay enough premium to keep this Policy in force for two months;

(3) Pay or reinstate any Loan Balance; and

(4) Pay all monthly deductions that were due and unpaid before the end of the Policy Grace Period.

We will send You the necessary Application and other requirements within 15 days after We receive Your reinstatement request.  We may require that You return this Policy to Us in order to put the reinstatement into effect.

The reinstatement date will be the Monthly Deduction Date that falls on or next follows the date We approve the reinstatement Application.

SETTLEMENT OPTIONS

You or Your Beneficiary may elect to apply all or a portion of the proceeds of a surrender or death benefit payment, as applicable, under any one of the following fixed benefit settlement options rather than receive a single payment of Policy proceeds. The Policy proceeds must be at least $1,000 and the settlement option chosen must be a minimum of $50 per payment received. The amount of the payment under life income options will depend on the age and sex of the person whose life determines the duration of payments.

Tax consequences may vary depending on the settlement option chosen. The options are as follows:

Payment of a Designated Amount - Payments in equal monthly, quarterly, semi-annual, or annual installments until proceeds applied under the option and interest on unpaid balance at a rate of 2½% per year and any additional interest are exhausted.

Payment for a Designated Number of Years - Payments in equal monthly, quarterly, semi-annual, or annual installments for up to 25 years, including interest at a rate of 2½% per year. Payments may increase by additional interest, which We would pay at the end of each installment year.

Payment of Life Income - We will pay the Policy proceeds in either equal monthly, quarterly, semi-annual or annual payments for as long as the payee is living.  The amount of payment will depend on the age and sex of the payee.  If the payee is not an individual, the amount of payment will depend on the age and sex of a Designated Person chosen by the payee and agreed to by us.  We will require acceptable proof of age for the payee or Designated Person.

We may require proof that the person on whose life the payments are based is alive when each payment is due.  We may discontinue payments until We receive satisfactory proof of survival.  Any of the following provisions may be chosen.  If the amount of payments for different guaranteed periods is the same at any given age, We will deem the longer period to have been chosen.

Life Income, Guaranteed Period - Payments guaranteed for 10 or 20 years, as You elect, and for life thereafter. During the guaranteed period of 10 or 20 years, the payments may be increased by additional interest, which We would pay at the end of each installment year.

Life Income, Guaranteed Return - The sum of the payments made and any payments due at the death of the person on whose life the payments are based, never to be less than the proceeds applied.

Life Income Only - Payments made only while the person on whose life the payments are based is alive.  Under this option, it is possible that the payee receive only one payment.

In addition to the fixed benefit settlement options listed above, You or Your Beneficiary may elect to leave the Policy proceeds with Us to accumulate interest.  In order to elect this option the Policy proceeds must be at least $1,000.

Proceeds Left at Interest - Proceeds left with Us to accumulate, with interest payable at a rate of no less than 1.00% per year, which may be increased by additional interest.  Interest may be paid to You or Your Beneficiary monthly, quarterly, semi-annually or annually, as elected, or may be left with Us to accumulate.  You or Your Beneficiary may withdraw part or all of the Policy proceeds, and any earned interest, at any time.

OPTIONAL BENEFITS AND INSURANCE RIDERS

Currently, the following optional benefits and insurance riders are available under the Policy.  The following insurance riders may be included in a Policy at issue but not added thereafter, in states where available, subject to the payment of an additional monthly charge, certain age and insurance underwriting requirements, and the restrictions and limitations that apply to the Policy, as described above. The summaries below describe important benefits, features, rights and obligations under each rider. Additional terms and conditions are set out in the form of each rider. You may obtain additional information in this regard from Your representative.

Accidental Death Benefit Rider
You may elect to obtain an accidental death benefit rider if the Insured's age is 0 to 60. The rider provides for an additional fixed amount of death benefit in the event the Insured dies from accidental bodily injury while the Policy is in force and before the Policy anniversary when the Insured attains age 70. The amount of the benefit is equal to the Face Amount of the Policy, but cannot exceed an amount equal to $200,000 minus the sum of the Insured's accidental death benefit coverage in all companies.

Waiver of Monthly Deduction Rider
You can choose to obtain a waiver of monthly deduction rider at the time of the Issue of the Policy.  Under the terms of the rider, if the Insured becomes totally disabled before the Policy Anniversary on which the Insured attains age 60, We will waive all monthly deductions which fall due while the total disability continues.  For the purposes of this rider, total disability means that the Insured is unable to engage in any occupation for which he or she is or could be suited by reason of education, training or experience. Being a homemaker or student is considered engaging in an occupation.  The total disability must require the regular treatment by a licensed physician other than the Insured, be caused by accidental bodily injury occurring, or disease first manifesting itself, after the later of the effective date of this rider or the fifth birthday of the Insured but before age 60, and continue for six consecutive months.

Prior to the approval of any claim, We have the right to have one or more physicians examine the Insured as often as We may reasonably require. After approval of a claim, We may require proof of continuance of the total disability and designate one or more physicians to examine the Insured at reasonable intervals.  Under the terms of the rider, You are required to give Us immediate notice when the Insured recovers from the total disability.

In order to claim this benefit, both the rider and the Policy must be in force.  The rider is not considered in force if the Policy has entered the grace period.  The rider will terminate when the Policy lapses, upon the Insured’s attaining age 60, or upon Your written request.

Children’s Term Life Insurance Rider
You may purchase life insurance on children who are qualified under the terms of the Rider. The Children’s Term Insurance Rider allows You to purchase between $5,000 and $15,000 of coverage on qualified children. The premium is the same regardless of number of children covered. Children born, adopted, or who become a stepchild after the Issue Date of the Policy are automatically insured as long as they are qualified under the terms of the Rider. The Rider coverage is convertible, without evidence of insurability to an individual policy in the name of the Insured Child at the earlier of when they reach 25 years of age or the Insured attains age 65. If the Insured dies during the premium payment period, the Insured Child’s coverage continues as paid up term insurance.

Spouse’s Term Life Insurance Rider
You may purchase term life insurance on Your spouse in the form of a Rider to the Policy. The Spouse Term Insurance Rider provides a death benefit of $25,000 and is offered on simplified issue underwriting basis. The spouse to be insured may not be 10 years older or younger than the Insured individual under the Policy. The Rider coverage is convertible without evidence of insurability at attained age within 60 days prior to either a premium increase, the expiration of coverage under the Rider or when the Insured attains age 65. Premiums for this rider are level for an initial 20-year period then increase for subsequent level 20-year periods or to the termination date of the rider if earlier.

Accelerated Death Benefit Rider
You may request a one-time acceleration of up to 80% of the Policy’s Death Benefit if the Insured has a life expectancy of twelve months or less.  There is no cost or charge for this rider.

The minimum accelerated death benefit You may request is 25% of the Death Benefit under Your Policy.  The maximum accelerated death benefit you may request is the lesser of 80% of the Death Benefit as of the date the first request is paid or $250,000, including all other accelerated death benefit amounts under all policies issued by Us on the life of the Insured.  Upon Your request for an accelerated death benefit, We will reduce the Death Benefit by a proportionate amount of any outstanding Policy loan balance and multiply the remainder by the amount of the acceleration percentage.  We then deduct an administrative fee of up to $150.  The amount of the accelerated death benefit will be paid to You in a single sum.

Any remaining Death Benefit under the Policy will be reduced by the amount of the accelerated death benefit.  The Policy’s Accumulation Value will be reduced by the same percentage as the Policy’s Death Benefit.

The coverage provided by this rider will end upon Your written request to cancel it, upon surrender of the Policy, or the date of the Insured’s death.

You should be aware that receiving benefits under this rider may affect the Insured’s eligibility for public funds such as Medicare, Medicaid, Social Security, Supplemental Security Income (SSI), or other government assistance programs.  You should consult a tax advisor to consider any tax consequences that may arise when benefits are paid under this rider.

Guaranteed Paid-Up Insurance Option
This option allows You to purchase a new paid-up whole life insurance policy without evidence of insurability with the proceeds from this Policy.  You may elect this option by giving Notice to Us.  Upon election of this option, all additional benefits attached to this Policy will terminate unless otherwise provided.  You will not pay any further premiums nor will any further premiums be allowed. The Death Benefit Option will be Option A.

Upon receiving Your request, We will calculate the amount of Guaranteed Paid-Up Insurance based on the age of the Insured at the time You elect this option, the net single premium mortality table and the net single premium interest rate shown in the Policy Schedule (for a discussion of net single premiums, please see the section above titled “Minimum Death Benefit”).  The amount of Guaranteed Paid-Up Insurance will be the lesser of:

1.	the amount of paid-up insurance purchased using the entire Surrender Value of this Policy less any outstanding Policy loan balance as a net single premium; or

2.
the amount of paid-up insurance purchased using a portion of the Surrender Value of this Policy less any outstanding Policy loan balance as a net single premium such that the amount at risk on the paid-up insurance is no greater than the amount at risk on this Policy on the date of election.  The portion of the Surrender Value less any outstanding Policy loan balance not applied to provide the paid-up insurance will be paid to You.

You may choose to continue any existing Policy loan under this option.  In such case, the amount of Guaranteed Paid-Up Insurance will be calculated using the Surrender Value of this Policy as a net single premium as described above.

When You elect this option, the Accumulation Value in the Subaccounts and/or the Fixed Account is transferred to Our General Account.  Subsequently, Your insurance benefits will not vary with the investment return.  Policy Values will continue to be calculated as described above with the following modifications:

1.	the Monthly Additional Mortality Charge, if any, and the Policy Charge shown in the Policy Schedule will no longer be made;

2.
the guaranteed interest rate, the monthly interest factor and the guaranteed cost of insurance charges used in determining surrender values  will be the based upon the Net Single Premium interest rate and  the Net Single Premium table;

3.	the Additional Risk Percentage, if any, will no longer be applied; and

4.	surrender charges will no longer apply.

Once You elect this option, You may surrender Your Guaranteed Paid-Up Insurance at any time for its Surrender Value less any outstanding Policy loan balance.  Your surrender request will be effective on the date We receive Your Notice and this Policy.

FEES, CHARGES AND EXPENSES

We describe below the fees and charges that You are required to pay to purchase and maintain the Policy. We deduct these fees and charges under the Policy in consideration for: (1) the services and benefits We provide; (2) the costs and expenses We incur; and (3) the risks We assume. The fees and charges deducted under the Policy may result in a profit to Us.

Transaction Fees
The following are the transaction fees and charges that We deduct.

Premium Charge
We impose a premium charge on each premium payment. The premium charge is a percentage of the premium amount.  The current premium charge is 5.00% of each premium payment made.  The guaranteed maximum premium charge is 8.00% of each premium payment made.  We may change the current premium charge from time to time, but it will never exceed the guaranteed maximum premium charge.

The premium charge is intended to compensate Us for Our sales expenses, premium taxes and other costs and risks associated with the Policy. The premium charge does not correspond to Our actual costs in any particular year.

The Policy is distributed exclusively through Our general agent, First Investors Corporation (“FIC”). FIC pays its representatives a percentage of the premium on Policies that they sell.

Surrender Charges
We charge a surrender charge for any full surrender or partial withdrawal of Accumulation Value.  The surrender charge will vary based on the Insured’s age, gender and underwriting class of risk.  The surrender charge is calculated per $1,000 of Face Amount surrendered or decreased.  Each Policy includes a table of surrender charges in the Policy Schedule.  The rates shown in the table of surrender charges apply to the initial Face Amount, are stated as of the beginning of the Policy Year indicated, and will be pro-rated on a monthly basis during each Policy Year.

Any increase in Face Amount that You request will be subject to a supplemental table of surrender charges based upon the Insured’s characteristics at the time of the request.  Each such request for an increase in Face Amount will be subject to a supplemental table of surrender charges.  Increases in Face Amount which automatically result from a change in Death Benefit Option will not be subject to a supplemental surrender charge Schedule.

The supplemental table of surrender charges will apply only to the associated increase in Face Amount.  When You request a full surrender or partial withdrawal, We will calculate the reduction in Face Amount by first reducing any requested increases in Face Amount that have not already been surrendered or decreased, in the reverse chronological order in which the increases were made, and then against the initial Face Amount which is still in effect.  The surrender charge will be calculated based upon the initial table of surrender charges or the supplemental table of surrender charges, as applicable.

The surrender charge will be deducted from the Unloaned Accumulation Value that remains after deducting Your partial withdrawal, so that You receive the full amount of the Partial Withdrawal requested.

Preferred Withdrawal Amount
As discussed above, in each Policy Year, a portion of the Unloaned Accumulation Value is not subject to the surrender charge.  This amount is referred to as the Preferred Withdrawal Amount.  The Preferred Withdrawal Amount is equal to 10% of the Unloaned Accumulation Value at the beginning of the Policy Year reduced by any partial withdrawals previously made in the same Policy Year.

The amount of any full surrender or partial withdrawal in excess of the Preferred Withdrawal Amount will be subject to the surrender charges described above.

Partial Withdrawal Processing Fee
We charge a $25 processing fee for any partial withdrawal from the Policy to compensate us for administrative costs related to processing Your partial withdrawal request.  We will deduct this charge from the Unloaned Accumulation Value remaining after the partial withdrawal.  To the extent there is a balance remaining, the fee will be deducted from each Subaccount and/or the Fixed Account in the proportion that such account bears to the Unloaned Accumulation Value prior to the partial withdrawal.  Any portion of this charge that cannot be assessed due to insufficient value in any account will be allocated proportionally to the balances in the remaining accounts.

Transfer Fees
We charge a $10 fee for transfers of the Unloaned Accumulation Value in excess of four per Policy Year, including those involving the Fixed Account but excluding transfers made under the Systematic Transfer Option or the Automated Subaccount Reallocation Option.

Periodic Charges
The following describes the fees and expenses that We may deduct periodically over the life of the Policy.

Policy Charge
Each Monthly Deduction Date, We impose a policy charge for Our administrative expenses of $10 per month.  We guarantee that this charge will not be more than $10.  This charge is deducted from each Subaccount and the Fixed Account according to the proportion of each account’s value to the Unloaned Accumulation Value.

Cost of Insurance Protection
Each Monthly Deduction Date, We will deduct a charge for the cost of insurance protection.  This charge is deducted from each Subaccount and the Fixed Account according to the proportion of each account’s value to the Unloaned Accumulation Value. The cost of insurance charge is determined by the insurance rates applicable to Your Policy based upon Your age, sex underwriting classification and the net amount of insurance that is at risk. We guarantee that the cost of insurance will not be higher than rates based on the 2001 Commissioners’ Standard Ordinary Mortality Table for the Insured’s sex and tobacco use classification.  The cost of insurance is equal to:

(a) x (b) x [1+(c)] + (d), where:

(a) is the monthly cost of insurance rate per $1,000 of net amount at risk;

(b) is the net amount at risk;

(c) is the additional risk percentage; and

(d) is the monthly additional mortality charge.

Items (c) and (d) are applicable only if this Policy or a portion of this Policy is subject to a substandard underwriting classification.  They are shown in the Policy Schedule.

The net amount at risk is equal to the Death Benefit as of the Monthly Deduction Date divided by 0.0016516 (the monthly equivalent of an effective annual rate of 2.0%), less the Total Accumulation Value as of the Monthly Deduction Date (before this cost of insurance).

The Death Benefit varies based upon the Death Benefit option chosen and the Total Accumulation Value.  The Total Accumulation Value varies based upon the performance of the Subaccounts selected, interest credited to the Fixed Account, outstanding loans (including loan interest), charges, and premium payments. We determine the initial rate of the monthly cost of insurance based upon Our underwriting of Your Policy.  This determination is based on various factors including the Insured’s issue age, gender, underwriting class, Policy Year and Face Amount.  We may change these rates from time to time, based on changes in future expectations of such factors as mortality, investment income, expenses, and persistency. The cost of insurance rates, however, will never exceed the guaranteed maximum cost of insurance rates for Your Policy. Your cost of insurance charge may vary from month to month depending on changes in cost of insurance rates and the net amount at risk.  We expect to profit from this charge. Profits derived from this charge can be used for any corporate purpose.

Separate Account Charge
We deduct from the Subaccount assets attributable to Your Policy a monthly separate account charge for the benefits We provide and the costs We incur in connection with the Policy.  The charge is calculated as a percentage of the assets You have allocated to the Subaccounts.  This charge is deducted from each Subaccount according to the proportion of each account’s value to the Subaccount Accumulation Value.  The guaranteed maximum separate account charge is an effective annual rate of 0.50% of Your Subaccount Accumulation Value.  The current separate account charge is equal to an effective annual rate of 0.50% of Your Subaccount Accumulation Value for the first 20 years of the Policy, and 0.25% thereafter.  We may change the current separate account charge from time to time, but it will never exceed the guaranteed maximum separate account charge for Your Policy.

The separate account charge is determined by multiplying the sum of the Accumulation Values in the Subaccounts, after the deduction of the cost of insurance charge and any other monthly charges, by the monthly equivalent of the annual separate account charge percentage.

Face Amount Charge
On each Monthly Deduction Date, We will deduct a Face Amount charge.  The charge is calculated based upon each $1,000 of Face Amount You select and may vary based upon Your age, sex and underwriting classification.  The charge is deducted from each Subaccount and the Fixed Account according to the proportion of each account’s value to the Unloaned Accumulation Value.  The guaranteed maximum charge for all years is $0.100 per thousand of Face Amount You select.  The current charge is the same as the guaranteed charge for the first 10 years of the Policy, and then becomes $0.00 thereafter.  We may change the current charge per thousand of Face Amount from time to time, but it will never exceed the guaranteed charge per thousand of Face Amount for Your Policy.

Policy Loan Interest
If You have an outstanding Policy loan, We charge interest that accrues daily at an effective annual rate of 6.00% compounding on each Policy anniversary.  Loan interest is due on each Policy Anniversary.  If You do not pay the interest when it is due, it will be added to the loan amount and We will transfer an equivalent amount from the Subaccounts to the General Account.

Optional Rider Charges
We charge an additional monthly charge for each optional insurance rider that You select for Your Policy. See “Optional Riders” section of the table entitled “Periodic Charges Other Than Fund Operating Expenses” in the “Fee Tables” section of this Prospectus and Your Policy for more information on the additional monthly charge for each optional insurance rider.

Income Tax Charge
We do not expect to incur any federal income taxes as the result of the earnings or realized capital gains of Separate Account E. However, in the event that We were to incur such taxes, We reserve the right to charge the Separate Account for the taxes. We may also impose charges for other applicable taxes attributable to the Separate Account.

Deductions from the Funds
Each Fund makes daily deductions from its assets to cover management fees and other expenses. Because this impacts the Subaccount assets attributable to Your Policy, You bear these charges indirectly. The highest and lowest gross annual Fund operating expenses as of December 31, 2013 were [-]% and [-]% respectively.  Annual Fund expenses for all Funds are fully described in the attached Life Series Funds prospectus.

We begin to accrue and deduct all of the above charges and premiums on a Policy's Issue Date.

OTHER PROVISIONS

Right to Examine
You have a period of time to review Your Policy and cancel it for a refund of premiums paid (“Right to Examine Period”).  The Right to Examine Period may be up to 45 days and varies by state, age of the Insured on the Issue Date and the type of transaction (e.g., a replacement transaction).  At a minimum You can cancel Your Policy within 10 days after receipt. You must return Your Policy along with a written request for cancellation.

Beneficiary
This is the person(s) You designate in the Application to receive the Death Benefits under the Policy upon the death of the Insured. You may change this designation, during the Insured's lifetime, by filing a written request with Our Administrative Office in a form acceptable to Us. An irrevocable Beneficiary designation cannot be changed without the written consent of such Beneficiary.  A change of Beneficiary designation will revoke any previous designation.

Unless otherwise provided in the Beneficiary designation (1) if any Beneficiary dies before the Insured, that Beneficiary's interest will pass to the remaining Beneficiaries according to their respective interests; or (2) if no Beneficiary survives the Insured, the Death Benefit proceeds will be paid in one lump sum to You, if You are still alive otherwise, to Your estate.

Processing Transactions
Generally, transaction requests (such as loan repayments or reallocation requests) will be processed as of the Business Day We receive them, if We receive them before the close of business on that day (generally, 4:00 P.M., Eastern Time) in a manner meeting Our requirements. Otherwise, they will be processed as of the next Business Day. To meet Our requirements for processing transactions, We may require that You use Our forms.

Payment and Deferment
We will usually pay the death benefit, Surrender Value, or loan proceeds within seven days after We receive all documents required for such payments. However, We may delay payment if (1) We cannot determine the amount because the New York Stock Exchange is closed for trading (except for normal holiday closing), or (2) the SEC determines that a state of emergency exists which may make such payment impractical.

Under a Policy continued as Guaranteed Paid-Up Insurance, We may defer the payment of the Surrender Value or loan proceeds for up to six months. If We postpone the payment more than 10 days, We will pay interest. We will pay the interest from the date of receipt of the request to the date We make payment.

Right to Exchange Options
The exchange options allow You to exchange this Policy for a permanent fixed benefit life insurance policy.

Exchange Option 1
Within the first 18 months after the Policy's Issue Date, while this Policy is in force, You may exchange this Policy for a permanent fixed life insurance policy that We issue on the Insured’s life.  You must request such an exchange by giving us Notice.

You do not need to provide evidence of insurability when exercising this option.  The new policy will have a level Face Amount equal to the Face Amount of this Policy.  The new policy will have the same Issue Date, Age, and underwriting class as this Policy and the same benefit riders only if such riders are available on the new policy.  We base premiums for the new policy on the premium rates for the new policy that were in effect and the Insured’s attained Age on this Policy’s Issue Date.  The new policy will be issued on a substantially comparable General Account plan of insurance.  The new policy’s owner and beneficiary will be the same as those of this Policy on the effective date of the exchange.

Issuance of the new policy will be subject to the payment of a Required Amount.  The Required Amount is equal to this Policy’s Accumulation Value plus all charges assessed to this Policy accumulated at the Net Single Premium interest rate on the Policy Schedule minus the Gross Premiums of the proposed new policy accumulated at the Net Single Premium interest rate.  If the Required Amount is positive, We pay that amount to You.  If the Required Amount is negative, You pay that amount to us.  We will issue the new policy within 31 days of receiving both this Policy and any Required Amount at Our Administrative Office.  If both this Policy and any Required Amount are not received by that time, Your request to exercise Your right to exchange policies will be considered withdrawn.

Exchange Option 2
If any Fund in which You are invested changes its investment adviser or makes a material change in its investment objectives or restrictions, You may exchange this Policy for a permanent fixed benefit life insurance policy that We issue on the Insured’s life. We will notify You if there is any such change. You will be able to exchange this Policy within 60 days after Our Notice or the effective date of the change, whichever comes later. No evidence of insurability is required for this exchange.

The new policy will be issued at the attained Age of the Insured at the time of the exchange on a substantially comparable General Account plan of insurance. The Face Amount of the new policy will be for an amount not exceeding the excess of the Death Benefit of this Policy on the date of exchange or:

1. The Accumulation Value of this policy on the date of exchange if You elect to surrender this policy; or

2. The death benefit payable under the Paid-Up Insurance Surrender Value Option if You choose to elect that option.

Assignment
You may assign the benefits under a Policy to someone else. However, the assignment is not binding on Us, unless it is in writing and received at Our Administrative Office. We assume no responsibility for the validity or sufficiency of any assignment. Unless otherwise provided in the assignment, the interest of any revocable beneficiary is subordinate to the interest of any assignee, regardless of when You made the assignment. The assignee receives any sum payable to the extent of his or her interest.

Changes to the Policy
We have the right to change the terms of the Policy without Your consent where necessary to comply with applicable law.

We may, at Our discretion, replace or supplement the Separate Account with a different separate account (which may have its own subaccounts) or add additional Subaccounts as available options under the Policy. We may discontinue any existing Subaccounts as available options under the Policy. We reserve the right to combine the Separate Account with any other separate account or to combine Subaccounts.

We may at Our discretion invest the assets of any Subaccount in the shares of another investment company or any other investment permitted by law. Such substitution would be made in compliance with any applicable provisions of the 1940 Act.

Age and Sex
If the age or sex of the Insured has been misstated, Policy benefits will be adjusted to those that would be purchased by the most recent monthly deduction for the cost of insurance applied to the cost of insurance rate at the correct age or sex.

Incontestability
All statements made in the Application by or on behalf of the Insured are representations and not warranties.  We may use any misstatements or misrepresentations to contest a claim or the validity of this Policy only if they are material and contained in the Application and a copy of such Application is attached to this Policy when issued or subsequent to issue, as applicable.

Except for fraud or nonpayment of premiums, We do not contest the validity of the Policy and its riders after it has been in force during the lifetime of the Insured for two years from the Issue Date.

Any increase in Face Amount You request after the Issue Date will be incontestable after such increase has been in effect for two years during the lifetime of the Insured.

State Variations
Where required by state law, there may be variations in the Policy which are covered by a special form of the Policy for Your state. Your Policy, as a result, may differ from those described in this prospectus. Your actual Policy, with any endorsements, amendments and riders, is the controlling document.  However, this prospectus describes the material features and benefits of the Policy.

We offer the Policy in most states. Check with Your representative regarding availability in Your state. The Policy is offered continuously. Although We do not anticipate discontinuing the offer of the Policy, We reserve the right to do so at any time.

Payment of Dividends
The Policy does not provide for dividend payments. Therefore, it is "non-participating" in the earnings of First Investors Life.

Suicide
If the Insured commits suicide within two years from the Policy's Issue Date, Our liability under the Policy is limited to all premiums paid less any indebtedness.

If the Insured dies by suicide within two years of the effective date of any increase in Face Amount requested by You, Our liability with respect to such increase will be limited to the total of the monthly deductions made for such increase.

FEDERAL TAX INFORMATION

This section provides an overview of federal tax law as it pertains to the Policy. It assumes that the Policyowner is a natural person who is a U.S. citizen and U.S. resident. The tax law applicable to corporate taxpayers, non-U.S. citizens, and non-U.S. residents may be different. We do not discuss state or local taxes, except as noted. The tax laws described herein could change, possibly retroactively. The discussion is general in nature and is not tax advice, for which You should consult a qualified tax adviser.

Policy Proceeds
We believe that the Policy qualifies as a life insurance contract for federal income tax purposes because the Policy meets the definition of life insurance in Section 7702 of the Internal Revenue Code of 1986, as amended, and the investments of the Subaccounts satisfy the investment diversification requirements of Section 817(h) of the Code. Consequently:

■           The death benefit will, if and when paid, be excluded from the gross income of the Beneficiary for federal income tax purposes;

■           The growth of the Cash Value of the Policy, if any, that is attributable to the investments in the Subaccounts will not be subject to federal income tax, unless and until there is a full or partial withdrawal of the Policy; and

■           Transfers among Subaccounts are not taxable events for purposes of federal income tax.

Surrenders and Loans
The federal tax treatment of surrenders and loans depends upon whether a Policy is a MEC under Section 7702A of the Code. A MEC is a policy that meets the definition of life insurance but fails to meet the "seven-pay" test of Section 7702A. Under the seven-pay test, the total premiums paid cannot, at any time during the first seven years of a policy, exceed the premiums that would have been paid by that time under a similar fixed-benefit life insurance policy designed to provide for paid-up future benefits after the payment of seven equal annual premiums.

The Policy offered by this prospectus has been designed so that it will not be a MEC at the time it is issued. However, under the MEC rules, a Policy may become a MEC after it has been issued if the Policyowner decreases the Face Amount, takes a partial withdrawal, terminates a rider, allows the Policy to lapse into extended term or reduced paid-up insurance, or makes any other material change to the Policy. If a Policy becomes a MEC, any Policy that is issued in exchange for it will also be a MEC. Furthermore, all MECs that are issued by Us to an owner in any calendar year will be treated as one Policy under the MEC rules. Because MECs are taxed differently, You should consult with a qualified tax expert before making any change to Your policy that might cause it to be treated as a MEC.

Policies that are not MECs
If Your Policy is not a MEC, a total surrender of the Policy will subject You to federal income tax on the amount (if any) by which the cash surrender value exceeds Your basis in the Policy (premiums paid less previous distributions that were not taxable). If You elect to receive Your payment in installments, depending upon the option selected, You may be taxed: on all or a portion of each installment until the income in the Policy has been paid;

only after all Your basis in the Policy has been paid; or on a portion of each payment.

If You make a partial withdrawal after the first 15 Policy Years, the distribution will not be subject to federal income tax unless the amount of the partial withdrawal exceeds Your basis in the Policy. In other words, partial withdrawals after 15 years will be treated as from "basis first" and "income second." During the first 15 Policy Years, the portion of the partial withdrawal that is subject to federal income tax will depend upon the ratio of Your death benefit to the Cash Value and the age of the Insured at the time of the surrender.

If Your Policy is not a MEC, Policy loans are not considered distributions and are not subject to current federal income tax as long as a Policy remains in force, nor is the interest paid on such loans deductible for federal income tax purposes.

If You surrender or exchange Your Policy while a loan is outstanding, the amount of the loan will be treated as a distribution and may be taxable. Moreover, under certain circumstances, if You exchange Your Policy while a loan is outstanding, the amount of the loan may be taxed on an “income first” basis.

If the Cash Value of Your Policy falls below the aggregate amount of the loan balance as the result of the fluctuation in the value of the underlying Funds or for any other reason, the Policy may terminate (see "Cash Value"). In that case, all outstanding loans will be immediately taxable to the extent they exceed premiums paid. You should consult with a qualified tax expert before taking a Policy loan.

Policies that are MECs
A Policy that is classified as a MEC continues to be a life insurance policy for purposes of the tax treatment of the death benefit and inside build-up. However, distributions are treated differently. Distributions from a policy that is classified as a MEC are taxed on an "income first" basis. If a policy is a MEC, distributions include not only partial and full surrenders but also Policy loans. Thus, Policy loans from a MEC may be taxable. Furthermore, if a policy becomes a MEC, distributions that occur prior to the date on which it became a MEC may also be subject to the MEC rules. Finally, subject to certain exceptions, taxable withdrawals that are made from a MEC prior to age 59 ½ are subject to an additional 10% penalty.

Tax Withholding
Regardless of whether or not a Policy is a MEC, whenever there is a taxable distribution from a Policy, the amount of the gain is subject to federal income tax withholding and reporting. We will not withhold income tax, if You so request in writing, before the payment date. However, in such event, You are subject to any potential tax penalties that may result from Our failure to withhold taxes.

Estate and Generation Skipping Taxes
Because of the complex nature of the Federal tax law, We recommend that You consult with a qualified tax adviser about the estate tax implications associated with purchasing a Policy. The American Taxpayer  Relief  Act of 2021 (the “Act”), which was enacted on January 2, 2013, , provides an exemption for purposes of federal estate tax of $5 million (adjusted for inflation for calendar years after 2010, with a 2013 exemption of $5.25 million)

and a top estate tax rate of 40 percent for deaths that occur after December 31, 2012.   An unlimited marital deduction may be available for assets left to a U.S. citizen spouse. The marital deduction defers estate and gift taxes until the death of the surviving spouse.  Under the Act, “portability” is made permanent, so that any unused exemption in one spouse’s estate will be available in most cases to the surviving spouse.

When the Insured dies, the death benefit payable under a Policy will generally be included in the Insured's estate for purposes of the federal estate tax if (1) the Insured and the Policyowner are the same or (2) the Insured held any "incident of ownership" in the Policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the Policyowner, such as the right to borrow from the Policy or to name a new Beneficiary.

If the Policyowner (whether or not he or she is the Insured) transfers ownership of the Policy to another person, such transfer may be subject to a federal gift tax. In addition, if the Policyowner transfers the Policy to someone two or more generations younger than the Policyowner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"). Similarly, if the Beneficiary is two or more generations younger than the Insured, the payment of the death benefit to the Beneficiary may be subject to the GSTT. The Act provides an exemption to the GSTT of $5 million (adjusted for inflation for calendar years after 2011, with a 2013 exemption of $5.25 million) and a GSTT tax rate of 40 percent for transfers made after December 31, 2012.

Other Tax Issues
We are taxed as a "life insurance company" under the Internal Revenue Code. We do not expect to incur any federal income tax as a result of the earnings or realized capital gains attributable to Separate Account B and no charge is currently assessed against the Separate Account for such taxes. If We incur such taxes in the future, We may assess a charge for such taxes against the Separate Account. We may incur state and local taxes (in addition to premium taxes) attributable to the Separate Account in several states. At present, these taxes are not significant and We do not impose any charge for such taxes against the Separate Account. We may assess the Separate Account for such taxes in the future. If any charges for federal, state or local taxes are assessed against the Separate Account in the future, they could reduce the net investment performances of the Subaccounts.

In order for the Policies to be treated as life insurance for federal income tax purposes, the investments of the Subaccounts of the Separate Account must be “adequately diversified” in accordance with Treasury Department regulations. The investment adviser of the underlying Funds monitors the portfolios to ensure that the diversification requirements are met. If the Subaccounts failed to satisfy these requirements, the Policy would not receive tax treatment as a life insurance contract for the period of the failure and any subsequent period. As a result, You could be taxed on the earnings of the Subaccount(s) in which You were invested. This is a risk that is common to all variable life insurance policies.

Each of the Funds available under the Policy sell its shares not only to Separate Account B but also to other separate accounts which fund variable life and annuity contracts. We do not anticipate any disadvantage resulting from this arrangement. However, it is possible that a material conflict of interest could arise between the interests of Policyowners and Contractowners which invested in the same Fund. If such a conflict were to arise, We would take whatever steps were necessary to protect the interests of Policyowners and Contractowners, including potentially substituting a different Fund for the Fund. It is also possible that the failure of one separate account to comply with the tax laws could cause all of the separate accounts to lose their tax-deferred status. This is a risk that is common to many variable life insurance policies and variable annuities.

Under certain circumstances, a Policyowner’s control of the investments of the Separate Account may cause the Policyowner, rather than Us, to be treated as the owner of the assets in the Separate Account for tax purposes, which would result in the current taxation of the income on those assets to the Policyowner. Based upon current IRS guidance, We do not believe that the ownership rights of a Policyowner under a Policy would result in the Policyowner’s being treated as the owner of the assets of the Policy. However, We do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. Therefore, We reserve the right to modify the Policy as necessary to attempt to prevent a Policyowner from being considered the owner of a pro rata share of the assets of the policy.

OTHER INFORMATION

VOTING RIGHTS

Because the Funds of the Life Series Funds are not required to have annual shareholder meetings, Policyowners generally will not have an occasion to vote on matters that pertain to the Funds. In certain circumstances, one or more of the Funds may be required to hold a shareholders meeting or may choose to hold one voluntarily. For example, a Fund may not change fundamental investment policies without the approval of a majority vote of that Fund’s shareholders in accordance with the 1940 Act.

If a Fund holds a meeting at which shareholders are entitled to vote, Policyowners will have the opportunity to provide voting instructions to Us for shares of the Fund held by a Subaccount in which their Policy invests. We will vote the shares at any such meeting as follows:

■           Shares attributable to Policyowners for which We have received instructions, in accordance with the instructions;

■           Shares attributable to Policyowners for which We have not received instructions, in the same proportion that We voted shares held in the Subaccount for which We received instructions; and

■           Shares not attributable to Policyowners, in the same proportion that We have voted shares held in the Subaccount attributable to Policyowners for which We have received instructions.

We will vote Fund shares that We hold directly in the same proportion that We vote shares held in any corresponding Subaccounts that are attributable to Policyowners and for which We receive instructions. However, We will vote Our own shares as We deem appropriate where there are no shares held in any Subaccount. We will present all the shares of any Fund that We hold through a Subaccount or directly at any Fund shareholders meeting for purposes of determining a quorum.  As a result of proportional voting, the votes cast by a small number of policyowners may determine the outcome of a vote.

We will determine the number of Fund shares held in a corresponding Subaccount that is attributable to each Policyowner by dividing the value of the Subaccount by the net asset value of one Fund share. We will determine the number of votes that a Policyowner has the right to cast as of the record date established by the Funds.

We will solicit instructions by written communication before the date of the meeting at which votes will be cast. We will send meeting and other materials relating to the Fund to each Policyowner having a voting interest in a Subaccount.

The voting rights that We describe in this prospectus are created under applicable laws. If the laws eliminate the necessity to submit such matters for approval by persons having voting rights in separate accounts of insurance companies or restrict such voting rights, We reserve the right to proceed in accordance with any such changed laws or regulations. We specifically reserve the right to vote shares of any Fund in Our own right, to the extent permitted by law.

REPORTS

At least twice each year, We will send a report to You that contains financial information about the Funds, as required by applicable law. In addition, at least once each year, We will send a statement that gives You financial information about Your Policy.

If several members of the same household each own a Policy, We may send only one such report or prospectus to that address, unless You instruct Us otherwise. You may receive additional copies by calling or writing Us.

FINANCIAL STATEMENTS

The financial statements of First Investors Life and Separate Account E are in the Statement of Additional Information.

GLOSSARY

Frequently used terms You need to know to understand this Policy are defined below.  The meaning of other terms in the Policy are defined in the context of the paragraph in which they first appear.

Administrative Office is the office indicated in the Policy Schedule to which Notices, correspondence requests and payments must be sent.  We will notify You in writing and provide You with an address if we designate another office for policy administration and/or the receipt of Notices, correspondence, requests and payments.

Application is the application (including supplemental applications) for this Policy which are attached to and made a part of this Policy.

Age is the Insured’s age on his or her last birthday.

Beneficiary is the party(ies) named in the Application to whom the Death Proceeds are to be paid upon the Insured’s death, unless changed later as provided in the Policy.

Business Day means each day the NYSE is open for regular trading

Company (also “we”, “us” or “our”) means First Investors Life Insurance Company

Face Amount is the amount stated on the Policy Schedule.  It is part of the calculation of the Death Proceeds.

Fixed Account Accumulation Value is the Accumulation Value in the Fixed Account.

Fund(s) are the open-end management companies registered under the Investment Company Act of 1940, as amended (“the Act”).  The Subaccounts purchase shares of designated investment portfolios of a Fund with the assets of the Separate Account.

General Account consists of all assets of the Company other than those allocated to any Separate Account of the Company.

Insured is the person named in the Policy Schedule upon whose death the Death Proceeds are paid.

Issue Date is the date the Policy is issued.  It is the date from which certain policy provisions are measured.

Loan Account Accumulation Value is the Accumulation Value that is transferred to Our General Account that corresponds to Policy loans You take.  It is increased by Policy loans and decreased by loan repayments.

Maturity Date is the date shown in the Policy Schedule on which this Policy terminates if the Insured is still living and if this Policy has not been surrendered or lapsed.

Monthly Deduction Date is the date of each one-month interval as measured from the Issue Date on which the monthly policy charges/premiums are charged to the Total Accumulation Value.

Net Premium is the premium less the Premium Charge shown in the Policy Schedule.

Net Surrender Value is equal to the Surrender Value less any Policy loan balance.

NYSE means the New York Stock Exchange

Notice is a signed, written communication providing information we need.  We may authorize in advance another manner of communication at our discretion.  All Notices to us must be sent to our Administrative Office and received in good order acceptable to us.

Owner (also “You” or “Your”) is the person designated on the Policy Schedule who is entitled to the ownership rights under this Policy, unless changed in accordance with our policies.

Policy Anniversary is the date of each one-year interval as measured from the Issue Date.

Policy Months are successive one-month periods measured from the Issue Date.

Policy Quarters are successive three-month periods measured from the Issue Date.

Policy Years are successive twelve-month periods measured from the Issue Date.

Policy Schedule are the pages of this Policy so titled which show the Policy Owner[s], Insured, benefits, premiums and other information.

Right to Examine Period is the period of time available to You to review Your Policy and cancel it for a refund of premiums paid.  The Right to Examine Period may be up to 45 days and varies by state, age of the Insured on the Issue Date and the type of transaction (e.g., a replacement transaction).

SEC means the Securities and Exchange Commission.

Subaccount Accumulation Value is equal to the sum of the Accumulation Values in each of the Subaccounts to which You have allocated.

Surrender Value means the Unloaned Accumulation Value less the applicable surrender charge.

Total Account Accumulation Value is equal to the sum of the Accumulation Values in each of the Subaccounts, the Fixed Account and the Loan Account.

Unloaned Accumulation Value is the sum of the Accumulation Values in each of the Subaccounts and the Fixed Account.

Valuation Day means any day on which the New York Stock Exchange is open for trading and on which we are open for business.

Please read this prospectus and keep it for future reference. It contains important information that You should know before buying a Policy. We filed a Statement of Additional Information (“SAI”), dated [____] [__], 2014 with the Securities and Exchange Commission. We incorporate the SAI by reference into this prospectus. You can get a free SAI, request other information about the Policy or make other inquiries by contacting Us at First Investors Life Insurance Company, Raritan Plaza 1, P.O. Box 7836, Edison, New Jersey 08818-7836, calling Us toll free at (800) 832-7783 or by visiting Our website www.firstinvestors.com. You can review and copy Our documents (including reports and SAIs) at the Public Reference Room of the SEC in Washington, D.C. You can also obtain copies of Our documents after paying a duplicating fee (i) by writing to the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549-0102 or (ii) by electronic request at publicinfo@sec.gov. You can obtain information on the operation of the Public Reference Room, including information about duplicating fee charges, by calling (202) 942-8090. Documents can be viewed online or downloaded from the EDGAR database on the SEC’s Internet website at http://www.sec.gov.

SEC file number: 811-21742

[VUL PRODUCT]

OFFERED BY

FIRST INVESTORS LIFE INSURANCE COMPANY

THROUGH

FIRST INVESTORS LIFE SEPARATE ACCOUNT E

Statement of Additional Information dated [_________] [_], 2014

This Statement of Additional Information (“SAI”) supplements the information in the Prospectus for the [VUL PRODUCT], a Flexible Premium Adjustable Variable Life Insurance Policy offered by First Investors Life Insurance Company through First Investors Life Separate Account E (“Separate Account E”).  This SAI is not a Prospectus and should be read in conjunction with the Prospectus for the Policy dated [ ] [ ], 2014.  The Prospectus for the Policy may be obtained at no cost by writing to First Investors Life Insurance Company, Raritan Plaza 1, Edison, NJ 08837, by telephoning (800) 832-7783, or by visiting our website at www.firstinvestors.com.

Terms used in this SAI have the same meanings as in the Prospectus.

GENERAL DESCRIPTION

First Investors Life Insurance Company.  First Investors Life Insurance Company, 40 Wall Street, New York, New York 10005 (“FIL” or “First Investors Life”), a stock life insurance company incorporated under the laws of the State of New York in 1962, writes life insurance and annuities.  First Investors Consolidated Corporation (“FICC”), a holding company, owns all of the voting common stock of First Investors Management Company, Inc. (“FIMCO” or “Adviser”) and all of the outstanding stock of First Investors Life, First Investors Corporation (“FIC” or “Underwriter”) and Administrative Data Management Corp., the transfer agent for First Investors Life Series Funds (“Life Series Funds”).  The Independent Order of Foresters (“Foresters”) controls FICC and, therefore, the Adviser and First Investors Life.  Foresters is a Canadian fraternal benefit society with operations in Canada, the United States and the United Kingdom and its principal business address is 789 Don Mills Road, Toronto, Canada M3C 1T9.

The following chart provides information about the Officers and Directors of First Investors Life.

Name	FIL Office	Principal Occupation for Last Five Years
Carol Lerner Brown	Secretary
Assistant Secretary FIC since 1989; Secretary FIMCO since 1989; Secretary FICC 1989-2011, Assistant Secretary FICC since 2011; Secretary Administrative Data Management Corp. since 1989; and Secretary First Investors Advisory Services, LLC since 2012.

Craig D. Cloyed	Director	Director FIL since 2012; President and Director Calvert Investment Distributors, Inc. from 1998 to March 2012.
William H. Drinkwater	Senior Vice President and Chief Actuary	Senior Vice President and Chief Actuary FIL since 2003.
Lawrence M. Falcon	Senior Vice President and Comptroller	Senior Vice President and Comptroller FIL since 1990.
Francis X. Gannon	Chief Financial Officer and Treasurer
Chief Financial Officer and Treasurer FIL, FIC, ADM and FICC since 2013; Chief Financial Officer FIMCO since 2013; Chief Financial Officer First Investors Advisory Services, LLC since 2012; Principal FX Capital LLC 2009-2013; Corporate Comptroller AlliedBardon 2010-2011; Director Jefferson Wells 2008-2009.

Steven Guterman	Director	Director FIL since 2012; Chief Executive Officer InstantLabs Medical Diagnostics Corp. since 2010; Senior Managing Director AIG Investments 2001-2009.
Jason Helbraun	Assistant Vice President	Assistant Vice President FIL since 2006.

2

Name	FIL Office	Principal Occupation for Last Five Years
William M. Lipkus	Chairman and Director
Chief Executive Officer (since 2012), President (since 2012), Treasurer 1999-2013, Chief Financial Officer 1997-2013 and Chief Administrative Officer 2012-2013 of FICC; Chairman (since 2012), Director (since 2007), Chief Financial Officer 1998-2013 and Chief Administrative Officer (since 2012) of FIMCO; Chairman (since 2012), Director (since 2011), Treasurer 1999-2013, Chief Financial Officer 1998-2013 and Chief Administrative Officer (since 2012) of FIC; Chairman (since 2012), Director (since 2007), Treasurer 1998-2013, Chief Financial Officer 1998-2013 and Chief Administrative Officer (since 2012) of Administrative Data Management Corp.; Chairman (since 2012), Director (since 2012), Vice President 1996-2013, Treasurer 1996-2013, Chief Financial Officer 1996-2013 and Chief Administrative Officer 2012-13 of FIL; and Board of Managers, Chairman and Chief Financial Officer 2012-2013, of First Investors Advisory Services, LLC.

Martha E. Marcon	Director	Director FIL since 2012; Director FICC since 2011; Director Mercury General Corp. 2008-present; Director NIA Group 2006-present.
Loretta McCarthy	Director	Director FIL since 2012; Managing Director and Co-Leader at New York Forum Golden Seeds, LLC since 2005; Principal McCarthy Group, LLC since 2002.
George S. Mohacsi	Director	President and Chief Executive Officer Foresters since 2005; Chairman and Director FICC since 2011.
Glen Mueller	Vice President and Chief Underwriter	Vice President and Chief Underwriter FIL since 2005.
David Schimmel	Vice President	Vice President FIL since 2011; Assistant Vice President FIL 2006-2011.
John Shey	Assistant Vice President	Assistant Vice President FIL since 2006.
Carol E. Springsteen	President and Director	President and Director FIL since 2003; and Board of Managers of First Investors Advisory Services, LLC since 2012.

SERVICES

Custodian.  First Investors Life, subject to applicable laws and regulations, is the custodian of the securities of the Subaccounts of Separate Account E.  We maintain the records and accounts of Separate Account E.

3

Independent Registered Accounting Firm.  KPMG LLP, 345 Park Avenue, New York, NY 10154, was selected as the independent registered public accounting firm for Separate Account E and First Investors Life Insurance Company for the years 2012 and 2011.

[Tait, Weller & Baker LLP, 1818 Market Street, Philadelphia, PA 19103, an independent registered accounting firm, were the independent accountants for Separate Account E and First Investors Life Insurance Company for the years 2010, 2009 and 2008.]

Underwriter.  First Investors Life and Separate Account E have entered into an Underwriting Agreement with FIC.  FIC, an affiliate of First Investors Life and FIMCO, has its principal business address and executive offices at 40 Wall Street, New York, New York 10005.  The [VUL PRODUCT] Policy is a new product and no sales have occurred prior to the date of this SAI and its corresponding Prospectus.  First Investors Life anticipates continuing to offer the [VUL PRODUCT] Policy, but reserves the right to discontinue the offering.  For the fiscal years ending December 31, 2010, 2011 and 2012, FIC received fees of $206,644, $374,872 and $849,428, respectively, in connection with the distribution of Separate Account E policies in a continuous offering.

Distribution of Policy.  We sell the Policy solely through individuals who, in addition to being licensed insurance agents appointed to sell our products (i.e., who are “First Investors Representatives”), are registered representatives of FIC.  FIC is a registered broker-dealer under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulation Authority.

We pay FIC a commission on Policies sold of [ ]% of premium payments.  Commissions paid on the Policies are not charged directly to Policyowners or the Separate Account.  FIC is, in turn, responsible for paying First Investors representatives all commissions and other compensation that may be due to them for selling the Policy. First Investors representatives may sell other variable life insurance and annuity products as to which they receive more or less compensation than they do for selling the Policies.

OTHER INFORMATION

Reports.  At least once each Policy year, we mail a report to the Policyowner within 31 days after the Policy anniversary.  We mail the report to the last address known to us.  The report shows (1) the death benefit at the beginning and end of the policy year, (2) the Accumulation Value and surrender value at the beginning and end of the policy year, (3) policy loan activity (4) all transactions which have occurred during the policy year, and (5) other information as may be required by applicable law or regulation.  The report also shows your allocation among the Subaccounts and/or the Fixed Account on that anniversary.

State Regulation.  We are subject to the laws of the State of New York governing insurance companies and to regulations of the New York State Insurance Department.  We file an annual statement in a prescribed form with the Insurance Department each year covering our operations for the preceding year and our financial condition as of the end of such year.  Our books and accounts are subject to review by the New York State Insurance Department at any time.  The Department conducts a full examination of our operations periodically.  The Department does not engage in any supervision of our management or investment practices or policies, except to determine compliance with the requirements of the New York Insurance Law.  We also are subject to regulation under the insurance laws of other jurisdictions in which we may operate.

VALUATION INFORMATION

Value of a Unit.  For each Subaccount of Separate Account E, the value of a Unit of interest of that Subaccount initially was set arbitrarily at $10.00.  The value of a Unit for any subsequent

4

Valuation Period is determined by multiplying the value of a Unit for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Unit Value is being calculated (see Appendix I, Example B).  The investment performance of each Fund, and expenses and deductions of certain charges affect the Unit Value.  The value of a Unit for the Subaccounts may increase or decrease from Valuation Period to Valuation Period.

Net Investment Factor.  The Net Investment Factor for each Subaccount for any Valuation Period is determined by dividing (a) by (b) where:

(a)           is the net result of:

(1)	the net asset value per share of the applicable Fund determined at the end of the current Valuation Period, plus

(2)	the per share amount of any dividend or capital gains distributions made by the applicable Fund if the "ex-dividend" date occurs during the current Valuation Period, less
(3)	the per share amount of any taxes charged by us.

(b)	is the net asset value per share of the applicable Fund determined as of the end of the immediately preceding Valuation Period.

The Net Investment Factor may be greater or less than one, and therefore, the Unit value of any Subaccount may increase or decrease.  (For an illustration of this calculation, see Appendix I, Example A.)

RELEVANCE OF FINANCIAL STATEMENTS

The values of the interests of Policyowners under the Policies will be affected by the investment results of the Subaccounts and the returns on any amounts they allocate to the Fixed Account.  The financial statements of First Investors Life as contained herein should be considered only as bearing upon First Investors Life's ability to meet its obligations to Policyowners under the Policies, including, but not limited to, the minimum and any declared excess interest credited on accumulation values in the Fixed Account, and they should not be considered as bearing on the investment performance of the Subaccounts.

5

APPENDIX I

EXAMPLE A

Formula and Illustration for Determining
the Net Investment Factor of a Subaccount
of Separate Account E

A + B
Net Investment Factor =	C

Where:

A =	The Net Asset Value of a Fund share as of the end of the current Valuation Period.
	Assume	=	$8.51000000
B =	The per share amount of any dividend or capital gains distribution since the end of the immediately preceding Valuation Period, less the per share amount of any taxes charged by us.
	Assume	=	$0
C =	The Net Asset Value of a Fund share as of the end of the immediately preceding Valuation Period.
	Assume	=	$8.39000000

Then, the Net Investment Factor =	8.51000000 + 0		$1.01430274
	8.39000000

EXAMPLE B

Formula and Illustration for Determining
Unit Value of a Subaccount
of Separate Account E

Unit Value = A x B
Where:

A =	The Unit Value for the immediately preceding Valuation Period.
	Assume	=	$1.46328760
B =	The Net Investment Factor for the current Valuation Period.
	Assume	=	$1.01430274

Then, the Unit Value = $1.46328760 x 1.01430274		=	$1.484216622

6

Financial Statements
as of
December 31, 2012

[TO BE FILED BY AMENDMENT]

7

FIRST INVESTORS LIFE SEPARATE ACCOUNT E

PART C: OTHER INFORMATION

Item 26.                      Exhibits

(a)	Resolution of the Board of Directors of First Investors Life Insurance Company establishing Separate Account E. /2/
(b)	Not applicable.
(c)	Underwriting Agreement
(1) Underwriting Agreement between First Investors Life Insurance Company, First Investors Life Separate Account E and First Investors Corporation. /4/
(2) Amendment to Underwriting Agreement between First Investors Life Insurance Company, First Investors Life Separate Account E and First Investors Corporation. /3/
(d)	Specimen [VUL Product] Variable Life Insurance Policy issued by First Investors Life Insurance Company for participation in Separate Account E. /6/
(e)	Form of application used with Policies. /6/
(f)	(1) Declaration of Intention and Charter of First Investors Life Insurance Company. /1/
(i) Certificate of Amendment. /1/
(ii) Certificate of Amendment. /1/
(iii) Certificate of Amendment. /1/
(iv) Certificate of Amendment. /1/
(2) By-laws of First Investors Life Insurance Company. /1/
(g)	Not applicable.
(h)	Not applicable.
(i)	Not applicable.
(j)	Not applicable.
(k)	Opinion and consent of counsel. /3/
(l)	Not applicable.
(m)	Not applicable.
(n)	Consents of Independent Certified Public Accountants. /3/
(o)	Not applicable.
(p)	Not applicable.
(q)	The Registrant claims an exemption pursuant to Rule 6e-3(T)(b)(12)(iii) under the 1940 Act to the extent necessary with respect to all procedures disclosed in this Registration Statement.
(r)	Powers of Attorney for Signatories. /5/
________________________
/1/
Incorporated herein by reference to Post-Effective Amendment No. 17 to the Registration Statement on Form S-6 (File No. 002-98410) filed on May 19, 1997 by First Investors Life Insurance Company on behalf of First Investors Life Level Premium Variable Life Insurance (Separate Account B).

/2/	Incorporated herein by reference to the initial Registration Statement filed on Form N-6 on April 1, 2005 (File Nos. 333-123756; 811-21742).
/3/	To be filed by amendment.
/4/	Incorporated herein by reference to Post-Effective Amendment No. 6 to the Registration Statement filed on April 28, 2011 (File Nos. 333-123756; 811-21742).

/5/
Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 filed by First Investors Life Variable Annuity Fund D (File Nos. 333-186359; 811-08205) on May 6, 2013.

/6/	Filed herewith.

Item 27.                    Directors and Officers of the Depositor

The following are the Directors and Officers of First Investors Life Insurance Company (unless otherwise noted, an individual’s business address is 40 Wall Street, New York, New York 10005).

Name and Principal Business Address	Position and Office with First Investors Life Insurance Company

Carol Lerner Brown	Secretary

Craig D. Cloyed	Director

William H. Drinkwater	Senior Vice President and Chief Actuary

Lawrence M. Falcon Raritan Plaza 1 Edison, NJ 08837	Senior Vice President and Comptroller

Francis X. Gannon Raritan Plaza 1 Edison, NJ 08837	Chief Financial Officer and Treasurer

Steven Guterman	Director

Jason Helbraun	Assistant Vice President

William M. Lipkus Raritan Plaza 1 Edison, NJ 08837	Chairman and Director

Martha E. Marcon	Director

Loretta McCarthy	Director

George S. Mohacsi	Director

Glen Mueller Raritan Plaza 1 Edison, NJ 08837	Vice President and Chief Underwriter

David Schimmel Raritan Plaza 1 Edison, NJ 08837	Vice President

John Shey	Assistant Vice President

Carol E. Springsteen	President and Director

Item 28.                    Persons Controlled by or Under Common Control with the Depositor or Registrant

Registrant is a Separate Account of First Investors Life Insurance Company, the Depositor, and, as such, might be deemed to be controlled by First Investors Life Insurance Company.  First Investors Life Insurance Company’s parent company is First Investors Consolidated Corporation (FICC) (Delaware), a holding company.  Set forth below are all persons controlled by FICC:

Administrative Data Management Corp. (New York).  Ownership: 100% owned by FICC; Principal Business: Transfer Agent; Affiliate of First Investors Life Insurance Company.

First Investors Corporation (New York).  Ownership:  100% owned by FICC; Principal Business: Broker-Dealer; Affiliate of First Investors Life Insurance Company.

First Investors Management Company, Inc. (New York).  Ownership: 100% of voting common stock owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

First Investors Advisory Services, LLC (Delaware).  Ownership: 100% owned by FICC; Principal Business: Investment Advisor; Affiliate of First Investors Life Insurance Company.

FICC’s parent company is The Independent Order of Foresters (Canada), a fraternal benefit society.  The organizational chart below sets forth all persons other than FICC and persons controlled by FICC that are controlled by The Independent Order of Foresters.

None of the persons identified in this Item is a subsidiary of the Registrant.  Therefore, the only financial statements being filed are those of the Registrant and First Investors Life Insurance Company.

*The organizational chart below is current as of April 22, 2013.

Item 29.                      Indemnification

Article V of the By-Laws of First Investors Life Insurance Company provides as follows:

Section 5.6     Indemnification of Directors, Officers and Employees.  Any person made, or threatened to be made, a party to an action or proceeding (including, without limitation, one by or in the right of the Corporation to procure a judgment in its favor), whether civil, criminal, administrative or investigative, including an appeal therein, by reason of the fact that he or she, his or her testator or testatrix or intestate then is or was a director, officer or employee of the Corporation, or then serves or has served any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity at the request of the Corporation, shall be indemnified by the Corporation against expenses, judgments, fines, attorney’s fees, and amounts paid in settlement to the full extent that officers, directors and employees are permitted to be indemnified by the laws of the State of New York.  The provisions of this section shall not adversely affect any right to indemnification which any person may have apart from the provisions of this section.  The Corporation may also provide for indemnification and advancement of expenses to any director or officer to the extent provided in a resolution of shareholders, resolution of directors or an agreement providing for such indemnification.

Reference is hereby made to the New York Business Corporation Law, Sections 721 through 726.

The general effect of this Indemnification will be to indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person, or that person's testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorney's fees, actually and necessarily incurred in connection with the defense or settlement of such action, or in connection with an appeal therein if such director or officer acted in good faith, for a purpose reasonably believed by that person to be in, and not opposed to, the best interests of the corporation and not otherwise knowingly unlawful.

The directors and officers of First Investors Life are insured against certain liabilities arising out of their conduct in such capacities.  The policy is subject to certain terms and conditions and to the specified coverage limit set forth in the policy.

Item 30.                      Principal Underwriter

(a)	First Investors Corporation, Underwriter of the Registrant, is also underwriter for:

First Investors Equity Funds
First Investors Income Funds
First Investors Tax Exempt Funds
First Investors Life Variable Annuity Fund A
First Investors Life Level Premium Variable Life Insurance (Separate Account B)
First Investors Life Variable Annuity Fund C
First Investors Life Variable Annuity Fund D

(b)	The following persons are the officers and directors of First Investors Corporation:

(The principal business address of each director and officer listed below is c/o First Investors Legal Department, 40 Wall Street, New York, New York 10005.)

Name and Principal Business Address	Position and Office with First Investors Corporation

Carol Lerner Brown	Assistant Secretary

Francis X. Gannon	Chief Financial Officer and Treasurer

Robert J. Grosso	Chief Compliance Officer

Laury Heydon-O’Neil	Vice President - Marketing

George D. Karris	Senior Vice President

William M. Lipkus	Chairman and Director

Frederick Miller	Senior Vice President

Geeta Napoli	Assistant General Counsel

Larry Noyes	President and Director

Elizabeth Reilly	Vice President

Mark Segal	Assistant Vice President

Matthew Smith	Vice President

Marjorie Solowey	Vice President

Jay Stainsby	Assistant Secretary

William J. Vogt	Vice President

(c)	Not Applicable.

Item 31.                      Location of Accounts and Records

The accounts, books and other documents required to be maintained pursuant to Section 31(a) of the 1940 Act and rules promulgated thereunder are maintained by First Investors Life Insurance  Company at its office at Raritan Plaza 1, Edison, NJ 08837; at Vital Records, 563 New Center Road, Flagtown, NJ 08821 (electronic record storage); and at Archive Systems, 25 Commerce Road, Fairfield, NJ 07004 (archive records).

Item 32.                      Management Services

Not applicable.

Item 33.                      Fee Representation

Registrant hereby makes the following representation:

Representation Regarding Reasonableness of Aggregate Policy Fees and Charges Pursuant to Section 26(f)(2)(A) of the Investment Company Act of 1940.

First Investors Life Insurance Company (“First Investors Life”) represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by First Investors Life under the Policies.  First Investors Life bases its representations on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for First Investors Life to earn a profit; the degree to which the Policies include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.  This representation applies to all Policies sold pursuant to this Registration Statement, including those sold on terms specifically described in the prospectus and statement of additional information contained herein, or any variations therein, based on supplements, endorsements, or riders to any Policy, prospectus, statement of additional information or otherwise.

SIGNATURES

As required by the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York (or the City of Edison, State of New Jersey for Ms. Springsteen and Messrs. Lipkus and Falcon), on this 25th day of October, 2013.

FIRST INVESTORS LIFE SEPARATE ACCOUNT E
(Registrant)

BY: FIRST INVESTORS LIFE INSURANCE COMPANY
/s/ Carol E. Springsteen (Depositor)
(On behalf of the Registrant and itself)

By:	/s/ Carol E. Springsteen
Carol E. Springsteen
President and Director

As required by the 1933 Act, this Amendment to the Registrant’s Registration Statement on Form N-6 has been signed below by the following officers and directors of the Depositor in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ Carol E. Springsteen	President and Director	October 25, 2013
Carol E. Springsteen

/s/ William M. Lipkus	Chairman and Director	October 25, 2013
William M. Lipkus

/s/ Francis X. Gannon	Chief Financial Officer and	October 25, 2013
Francis X. Gannon	Treasurer

/s/ Lawrence M. Falcon	Senior Vice President and	October 25, 2013
Lawrence M. Falcon	Comptroller

/s/ William H. Drinkwater	Senior Vice President and	October 25, 2013
William H. Drinkwater	Chief Actuary

/s/ Craig D. Cloyed	Director	October 25, 2013
Craig D. Cloyed*

/s/ Steven Guterman	Director	October 25, 2013
Steven Guterman*

/s/ Martha E. Marcon	Director	October 25, 2013
Martha E. Marcon*

/s/ Loretta McCarthy	Director	October 25, 2013
Loretta McCarthy*

/s/ George S. Mohacsi	Director	October 25, 2013
George S. Mohacsi*

* By:	/s/ Carol E. Springsteen	October 25, 2013
Carol E. Springsteen
(Attorney-in-Fact)

INDEX TO EXHIBITS

Exhibit
Number	Description

(d)	Specimen [VUL Product] Life Insurance Policy issued by First Investors Life Insurance Company for participation in Separate Account E
(e)	Form of Application used with Policies